UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated July 18, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

●	Stock Exchange Release: Nokia Corporation Report for Q2 and Half Year 2024

●	Report for Q2 and half year 2024

1 STOCK EXCHANGE RELEASE 18 July 2024

Nokia Corporation

Half Year Report

18 July 2024 at 08:00 EEST

Nokia Corporation Report for Q2 and Half Year 2024

Full year outlook reiterated in challenging environment

•	Q2 net sales declined 18% y-o-y in constant currency (-18% reported) primarily due to strong year-ago quarter in India.
•	Submarine Networks treated as discontinued operation.
•	Positively, order intake trends continued to improve, particularly in Network Infrastructure.
•	Comparable gross margin in Q2 increased by 450bps y-o-y to 44.7% (reported increased 380bps to 43.3%), mainly driven by Mobile Networks, in part benefiting from the resolution of an outstanding contract negotiation.
•	Q2 comparable operating margin decreased 190bps y-o-y to 9.5% (reported up 110bps to 9.7%), mainly due to low net sales coverage of operating expenses which more than offset the Mobile Networks contract resolution.
•	Q2 comparable diluted EPS of EUR 0.06; reported diluted EPS of negative EUR 0.03. Q2 reported EPS impacted by non-cash impairment charge of EUR 514 million related to Submarine Networks, presented as discontinued operation.
•	Q2 free cash flow of EUR 0.4bn, net cash balance EUR 5.5bn. Buyback program planned to be accelerated.
•	Significant progress with gross cost savings program, with EUR 400 million run-rate of savings already actioned.
•	Nokia's full year 2024 outlook is unchanged. Nokia currently expects comparable operating profit of between EUR 2.3 billion and 2.9 billion and free cash flow conversion from comparable operating profit of between 30% and 60%.

This is a summary of the Nokia Corporation Report for Q2 and Half Year 2024 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q2 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q2 2024 RESULTS

I am pleased to confirm that the improving order intake momentum we’ve talked about for the past couple of quarters has continued in the second quarter across the group and most notably in Network Infrastructure. This trend means our backlog further expanded and we look forward to a meaningful improvement in net sales in the second half. Generally, the market remains uncertain, so we will continue to be agile and prudently manage our cost base as we navigate this environment.

2 STOCK EXCHANGE RELEASE 18 July 2024

In Q2, we announced two significant transactions in Network Infrastructure in support of our strategic pillar of actively managing our portfolio. On 27 June, we announced an agreement to sell our Submarine Networks business to the French State. We also announced our intention to acquire Infinera to increase the scale and profitability of our Optical Networks business. This will enable us to deliver faster innovation and expand our position both with webscale customers and regionally in North America. These transactions will focus and strengthen our Network Infrastructure business with its future built on three market-leading units in Fixed Networks, IP Networks and Optical Networks. We are investing in Network Infrastructure as we see a compelling opportunity in this business to drive mid-single digit net sales growth and improve our profitability to a mid-to-high teens operating margin over time.

Our financial performance in the second quarter continued to be impacted by the ongoing market weakness with net sales declining 18% year-on-year in constant currency. The most significant impact was the challenging year-ago comparison period which saw the peak of India's rapid 5G deployment with India accounting for three quarters of the decline. In the quarter there was a benefit of EUR 150 million to both net sales and operating profit in Mobile Networks related to a portion of our contract resolution with AT&T. Our comparable operating margin was 9.5% compared to 11.4% in the prior year. We have made significant progress on our cost savings program and have already actioned run-rate savings of EUR 400 million out of our targeted EUR 800 million to EUR 1.2 billion gross cost savings by 2026.

Q2 was another strong quarter for cash generation with free cash flow of EUR 394 million as our working capital position continues to normalize. Our improving cash generation means the board now intends to accelerate our on-going EUR 600 million buyback program with the view to completing it by the end of this year, compared to the previous end of 2025 target.

In Network Infrastructure we secured a number of important design wins in the quarter. We won several important fiber deals, including in the US, and received orders from a US distributor for both Fixed and IP products as we gear up to supply operators under the BEAD program. It is also notable that we returned to growth in North America which was one of the first markets where we saw the 2023 market slowdown. With the challenges of 2023 behind us, and more normalized customer inventory levels, we believe we can now look forward to a stronger second half and a return to growth, which we expect to continue into 2025.

In Mobile Networks the market dynamic remains challenging as operators continue to be cautious. However there has been significant customer tendering activity and we have won a number of deals this year. This has included winning new customers such as MEO in Portugal, and increasing our footprint with existing customers, demonstrating the strength of our product offering. We also concluded negotiations with AT&T related to our existing RAN contracts. This gives us clarity on the path forward and ensures that we maintain the value agreed in the contracts.

In Cloud and Network Services we are making good progress with winning deals and with our organic efforts to bring new API capabilities and orchestration automation to customers. In Q2 we signed Network as Code collaboration agreements bringing our ecosystem total to 16, which includes new agreements with operators such as Orange, Telefónica, and Turkcell along with ecosystem players Google and Infobip.

In Nokia Technologies we signed an agreement with a video streaming platform covering the use of Nokia’s multimedia technology. This is an early step in what can be a meaningful opportunity for Nokia in the future.

3 STOCK EXCHANGE RELEASE 18 July 2024

Looking forward, we believe the industry is stabilizing and given the order intake seen in recent quarters we expect a significant acceleration in net sales growth in the second half. While the dynamic is improving, the net sales recovery is happening somewhat later than we previously expected, impacting our business group net sales assumptions for 2024. Despite this, we remain solidly on track to achieve our full year outlook supported by our quick action on cost. We are currently tracking towards the mid-point or slightly below the mid-point of our comparable operating profit guidance of EUR 2.3 to 2.9 billion and towards the higher-end of our free cash flow conversion guidance of 30% to 60%.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q2'24	Q2'23	YoY change		Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change		Constant currency YoY change
Reported results
Net sales	4 466	5 438	(18)%		(18)%	8 910	11 013	(19)%		(18)%
Gross margin %	43.3%	39.5%	380	bps		46.5%	39.1%	740	bps
Research and development expenses	(1 134)	(1 034)	10%			(2 259)	(2 130)	6%
Selling, general and administrative expenses	(715)	(690)	4%			(1 408)	(1 407)	0%
Operating profit	432	469	(8)%			836	890	(6)%
Operating margin %	9.7%	8.6%	110	bps		9.4%	8.1%	130	bps
Profit from continuing operations	370	287	29%			821	570	44%
Profit/(loss) from discontinued operations	(512)	2				(525)	8
Profit/(loss) for the period	(142)	289				296	578	(49)%
EPS for the period, diluted	(0.03)	0.05				0.05	0.10	(50)%
Net cash and interest-bearing financial investments	5 475	3 660	50%			5 475	3 660	50%
Comparable results
Net sales	4 466	5 438	(18)%		(18)%	8 910	11 013	(19)%		(18)%
Gross margin %	44.7%	40.2%	450	bps		47.6%	39.6%	800	bps
Research and development expenses	(1 064)	(1 015)	5%			(2 140)	(2 096)	2%
Selling, general and administrative expenses	(610)	(607)	0%			(1 194)	(1 239)	(4)%
Operating profit	423	619	(32)%			1 023	1 090	(6)%
Operating margin %	9.5%	11.4%	(190	)bps		11.5%	9.9%	160	bps
Profit for the period	328	409	(20)%			840	741	13%
EPS for the period, diluted	0.06	0.07	(14)%			0.15	0.13	15%
ROIC(1)	10.0%	13.8%	(380	)bps		10.0%	13.8%	(380	)bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to the Performance measures section in Nokia Corporation Report for Q2 and Half Year 2024 for details.

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q2'24	Q2'23	Q2'24	Q2'23	Q2'24	Q2'23	Q2'24	Q2'23	Q2'24	Q2'23
Net sales	1 522	1 706	1 970	2 623	615	742	356	334	4	35
YoY change	(11)%		(25)%		(17)%		7%		(89)%
Constant currency YoY change	(11)%		(24)%		(16)%		5%		(89)%
Gross margin %	38.4%	41.1%	43.2%	33.4%	33.7%	36.5%	100.0%	100.0%
Operating profit/(loss)	97	252	171	206	(25)	16	258	236	(78)	(91)
Operating margin %	6.4%	14.8%	8.7%	7.9%	(4.1)%	2.2%	72.5%	70.7%

4 STOCK EXCHANGE RELEASE 18 July 2024

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

On 18 July 2024, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 23 July 2024 and the dividend will be paid on 1 August 2024. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.06 per share.

Share buyback program

In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The first EUR 300 million phase of the share buyback program started in March 2024. Under this phase, Nokia had by 30 June 2024 repurchased 29 507 303 of its own shares at an average price per share of approximately EUR 3.41.

On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that values Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares ("ADSs") depending on the elections of Infinera shareholders. Nokia’s Board of Directors is committed to repurchase additional shares on top of the on-going EUR 600 million program to offset the dilution from the transaction to Nokia shareholders. The Board intends to increase the scale of the buyback program once the result of the Infinera shareholder elections are known (between cash and Nokia ADSs). In the interim, Nokia’s Board of Directors intends to accelerate the timeframe for the existing EUR 600 million share buyback program with the aim of completing the full EUR 600 million by the end of this year instead of the initial two year timeframe.

OUTLOOK

Full Year 2024
Comparable operating profit(1)	EUR 2.3 billion to EUR 2.9 billion
Free cash flow(1)	30% to 60% conversion from comparable operating profit

1Please refer to Performance measures section in Nokia Corporation Report for Q2 and Half Year 2024 for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook.

Nokia business group assumptions (full year 2024)
	Net sales growth (constant currency)	Operating margin
Network Infrastructure	-2% to +3% (update)	11.5% to 14.5%
Mobile Networks	-19% to -14% (update)	4.0% to 7.0% (update)
Cloud and Network Services	-5% to +0% (update)	6.0% to 9.0%

5 STOCK EXCHANGE RELEASE 18 July 2024

Nokia provides the following approximate outlook assumptions for additional items concerning 2024:

	Full year 2024	Comment
Seasonality	H2 weighted, with strong Q4 (update)

Average sequential increase in Network Infrastructure, Mobile Networks and Cloud and Network Services net sales combined since 2016 has been 0% in Q3 and 20% in Q4.

Nokia expects a somewhat greater than average sequential increase in Q3 2024 and significantly greater than average in Q4 2024 across these combined businesses.

Nokia currently expects a largely stable operating margin in Q3 due to the contract resolution benefit seen in Q2 and then a more significant improvement in Q4.

Nokia Technologies operating profit	at least EUR 1.4 billion	Nokia expects cash generation in Nokia Technologies to be EUR 700 million below operating profit in 2024 due to prepayments received in 2023. From 2025 onwards Nokia expects greater alignment between cash generation and operating profit in Nokia Technologies.
Group Common and Other operating expenses	EUR 350 million	This includes central function costs which are expected to be largely stable at approximately EUR 200 million and an increase in investment in long-term research to approximately EUR 150 million. Group Common and Other will also account for any future revaluation impacts of venture fund investments with no assumption made on this so far.
Comparable financial income and expenses	Positive EUR 75 to EUR 125 million (update)	Reflecting improved cash generation in the first half of 2024 and interest rates remaining higher than previously expected (increasing interest income) we now expect an improved financial income and expense result.
Comparable income tax rate	~25%
Cash outflows related to income taxes	EUR 450 million
Capital Expenditures	EUR 550 million (update)

2026 TARGETS

Nokia's current targets for its existing perimeter of the business for 2026 are outlined below. This does not consider pending acquisitions. The update to the Network Infrastructure operating margin assumption is related to Submarine Networks now being treated as a discontinued operation. Nokia sees further opportunities to increase margins beyond 2026 and believes an operating margin of 14% remains achievable over the longer term.

Net sales	Grow faster than the market
Comparable operating margin(1)	≥ 13%
Free cash flow(1)	55% to 85% conversion from comparable operating profit

1 Please refer to Performance measures section in Nokia Corporation Report for Q2 and Half Year 2024 for a full explanation of how these terms are defined.

The comparable operating margin target for Nokia group is built on the following assumptions by business group for 2026:

Network Infrastructure	13 - 16% operating margin (update)
Mobile Networks	6 - 9% operating margin
Cloud and Network Services	7 - 10% operating margin
Nokia Technologies	Operating profit more than EUR 1.1 billion
Group common and other	Approximately EUR 300 million of operating expenses

6 STOCK EXCHANGE RELEASE 18 July 2024

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;
•	Changes in customer network investments related to their ability to monetize the network;
•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;
•	Disturbance in the global supply chain;
•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;
•	Potential economic impact and disruption of global pandemics;
•	War or other geopolitical conflicts, disruptions and potential costs thereof;
•	Other macroeconomic, industry and competitive developments;
•	Timing and value of new, renewed and existing patent licensing agreements with licensees;
•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;
•	The outcomes of on-going and potential disputes and litigation;
•	Our ability to execute, complete and realize the expected benefits from our ongoing transactions;
•	Timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;
•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to our ongoing transactions and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including “continue”, “believe”, “commit”, “envisage”, ”estimate”, “expect”, “aim”, “will”, “target”, “likely”, “intend”, “may”, “could”, “would”, "see", "forecast", “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

7 STOCK EXCHANGE RELEASE 18 July 2024

ANALYST WEBCAST

•	Nokia's webcast will begin on 18 July 2024 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.
•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.
•	A link to the webcast will be available at www.nokia.com/financials.
•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR 2024

•	Nokia plans to publish its third quarter and January-September 2024 results on 17 October 2024.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

Report for Q2 and Half Year 2024

Full year outlook reiterated in challenging environment

- Q2 net sales declined 18% y-o-y in constant currency (-18% reported) primarily due to strong year-ago quarter in India.
- Submarine Networks business treated as discontinued operation.
- Positively, order intake trends continued to improve, particularly in Network Infrastructure.
- Comparable gross margin in Q2 increased by 450bps y-o-y to 44.7% (reported increased 380bps to 43.3%), mainly driven by Mobile Networks, in part benefiting from the resolution of an outstanding contract negotiation.
- Q2 comparable operating margin decreased 190bps y-o-y to 9.5% (reported up 110bps to 9.7%), mainly due to low net sales coverage of operating expenses which more than offset the Mobile Networks contract resolution.
- Q2 comparable diluted EPS of EUR 0.06; reported diluted EPS of negative EUR 0.03. Q2 reported EPS impacted by non-cash impairment charge of EUR 514 million related to Submarine Networks, presented as discontinued operation.
- Q2 free cash flow of EUR 0.4 billion, net cash balance EUR 5.5 billion. Buyback program planned to be accelerated.
- Significant progress with gross cost savings program, with EUR 400 million run-rate of savings already actioned.
- Nokia's full year 2024 outlook is unchanged. Nokia currently expects comparable operating profit of between EUR 2.3 billion and 2.9 billion and free cash flow conversion from comparable operating profit of between 30% and 60%.

EUR million (except for EPS in EUR)	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Reported results								
Net sales	**4 466**	5 438	(18)%	(18)%	**8 910**	11 013	(19)%	(18)%
Gross margin %	**43.3%**	39.5%	380bps		**46.5%**	39.1%	740bps	
Research and development expenses	**(1 134)**	(1 034)	10%		**(2 259)**	(2 130)	6%	
Selling, general and administrative expenses	**(715)**	(690)	4%		**(1 408)**	(1 407)	0%	
Operating profit	**432**	469	(8)%		**836**	890	(6)%	
Operating margin %	**9.7%**	8.6%	110bps		**9.4%**	8.1%	130bps	
Profit from continuing operations	**370**	287	29%		**821**	570	44%	
Profit/(loss) from discontinued operations	**(512)**	2			**(525)**	8		
Profit/(loss) for the period	**(142)**	289			**296**	578	(49)%	
EPS for the period, diluted	**(0.03)**	0.05			**0.05**	0.10	(50)%	
Net cash and interest-bearing financial investments	**5 475**	3 660	50%		**5 475**	3 660	50%	
Comparable results								
Net sales	**4 466**	5 438	(18)%	(18)%	**8 910**	11 013	(19)%	(18)%
Gross margin %	**44.7%**	40.2%	450bps		**47.6%**	39.6%	800bps	
Research and development expenses	**(1 064)**	(1 015)	5%		**(2 140)**	(2 096)	2%	
Selling, general and administrative expenses	**(610)**	(607)	0%		**(1 194)**	(1 239)	(4)%	
Operating profit	**423**	619	(32)%		**1 023**	1 090	(6)%	
Operating margin %	**9.5%**	11.4%	(190)bps		**11.5%**	9.9%	160bps	
Profit for the period	**328**	409	(20)%		**840**	741	13%	
EPS for the period, diluted	**0.06**	0.07	(14)%		**0.15**	0.13	15%	
ROIC[1]	**10.0%**	13.8%	(380)bps		**10.0%**	13.8%	(380)bps	

(1) Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to the Performance measures section in this report for details.

	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	Q2'24	Q2'23	Q2'24	Q2'23	Q2'24	Q2'23	Q2'24	Q2'23	Q2'24	Q2'23
Net sales	**1 522**	1 706	**1 970**	2 623	**615**	742	**356**	334	**4**	35
YoY change	**(11)%**		**(25)%**		**(17)%**		**7%**		**(89)%**	
Constant currency YoY change	**(11)%**		**(24)%**		**(16)%**		**5%**		**(89)%**	
Gross margin %	**38.4%**	41.1%	**43.2%**	33.4%	**33.7%**	36.5%	**100.0%**	100.0%		
Operating profit/(loss)	**97**	252	**171**	206	**(25)**	16	**258**	236	**(78)**	(91)
Operating margin %	**6.4%**	14.8%	**8.7%**	7.9%	**(4.1)%**	2.2%	**72.5%**	70.7%		

18 July 2024 1

I am pleased to confirm that the improving order intake momentum we’ve talked about for the past couple of quarters has continued in the second quarter across the group and most notably in Network Infrastructure. This trend means our backlog further expanded and we look forward to a meaningful improvement in net sales in the second half. Generally, the market remains uncertain, so we will continue to be agile and prudently manage our cost base as we navigate this environment. In Q2, we announced two significant transactions in Network Infrastructure in support of our strategic pillar of actively managing our portfolio. On 27 June, we announced an agreement to sell our Submarine Networks business to the French State. We also announced our intention to acquire Infinera to increase the scale and profitability of our Optical Networks business. This will enable us to deliver faster innovation and expand our position both with webscale customers and regionally in North America. These transactions will focus and strengthen our Network Infrastructure business with its future built on three market-leading units in Fixed Networks, IP Networks and Optical Networks. We are investing in Network Infrastructure as we see a compelling opportunity in this business to drive mid-single digit net sales growth and improve our profitability to a mid-to-high teens operating margin over time. Our financial performance in the second quarter continued to be impacted by the ongoing market weakness with net sales declining 18% year-on-year in constant currency. The most significant impact was the challenging year-ago comparison period which saw the peak of India's rapid 5G deployment with India accounting for three quarters of the decline. In the quarter there was a benefit of EUR 150 million to both net sales and operating profit in Mobile Networks related to a portion of our contract resolution with AT&T. Our comparable operating margin was 9.5% compared to 11.4% in the prior year. We have made significant progress on our cost savings program and have already actioned run-rate savings of EUR 400 million out of our targeted EUR 800 million to EUR 1.2 billion gross cost savings by 2026. Q2 was another strong quarter for cash generation with free cash flow of EUR 394 million as our working capital position continues to normalize. Our improving cash generation means the board now intends to accelerate our on-going EUR 600 million buyback program with the view to completing it by the end of this year, compared to the previous end of 2025 target. In Network Infrastructure we secured a number of important design wins in the quarter. We won several important fiber deals, including in the US, and received orders from a US distributor for both Fixed and IP products as we gear up to supply operators under the BEAD program. It is also notable that we returned to growth in North America which was one of the first markets where we saw the 2023 market slowdown. With the challenges of 2023 behind us, and more normalized customer inventory levels, we believe we can now look forward to a stronger second half and a return to growth, which we expect to continue into 2025. In Mobile Networks the market dynamic remains challenging as operators continue to be cautious. However there has been significant customer tendering activity and we have won a number of deals this year. This has included winning new customers such as MEO in Portugal, and increasing our footprint with existing customers, demonstrating the strength of our product offering. We also concluded negotiations with AT&T related to our existing RAN contracts. This gives us clarity on the path forward and ensures that we maintain the value agreed in the contracts. In Cloud and Network Services we are making good progress with winning deals and with our organic efforts to bring new API capabilities and orchestration automation to customers. In Q2 we signed Network as Code collaboration agreements bringing our ecosystem total to 16, which includes new agreements with operators such as Orange, Telefónica, and Turkcell along with ecosystem players Google and Infobip. In Nokia Technologies we signed an agreement with a video streaming platform covering the use of Nokia’s multimedia technology. This is an early step in what can be a meaningful opportunity for Nokia in the future. Looking forward, we believe the industry is stabilizing and given the order intake seen in recent quarters we expect a significant acceleration in net sales growth in the second half. While the dynamic is improving, the net sales recovery is happening somewhat later than we previously expected, impacting our business group net sales assumptions for 2024. Despite this, we remain solidly on track to achieve our full year outlook supported by our quick action on cost. We are currently tracking towards the mid-point or slightly below the mid-point of our comparable operating profit guidance of EUR 2.3 to 2.9 billion and towards the higher-end of our free cash flow conversion guidance of 30% to 60%. 18 July 2024 2

Outlook

	Full Year 2024
Comparable operating profit[1]	EUR 2.3 billion to EUR 2.9 billion
Free cash flow[1]	30% to 60% conversion from comparable operating profit

(1) Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook.

	Nokia business group assumptions (full year 2024)	
	Net sales growth (constant currency)	**Operating margin**
Network Infrastructure	-2% to +3% (update)	11.5% to 14.5%
Mobile Networks	-19% to -14% (update)	4.0% to 7.0% (update)
Cloud and Network Services	-5% to +0% (update)	6.0% to 9.0%

Nokia provides the following approximate outlook assumptions for additional items concerning 2024:

	Full year 2024	**Comment**
Seasonality	H2 weighted, with strong Q4 (update)	Average sequential increase in Network Infrastructure, Mobile Networks and Cloud and Network Services net sales combined since 2016 has been 0% in Q3 and 20% in Q4. Nokia expects a somewhat greater than average sequential increase in Q3 2024 and significantly greater than average in Q4 2024 across these combined businesses. Nokia currently expects a largely stable operating margin in Q3 due to the contract resolution benefit seen in Q2 and then a more significant improvement in Q4.
Nokia Technologies operating profit	at least EUR 1.4 billion	Nokia expects cash generation in Nokia Technologies to be EUR 700 million below operating profit in 2024 due to prepayments received in 2023. From 2025 onwards Nokia expects greater alignment between cash generation and operating profit in Nokia Technologies.
Group Common and Other operating expenses	EUR 350 million	This includes central function costs which are expected to be largely stable at approximately EUR 200 million and an increase in investment in long-term research to approximately EUR 150 million. Group Common and Other will also account for any future revaluation impacts of venture fund investments with no assumption made on this so far.
Comparable financial income and expenses	Positive EUR 75 to EUR 125 million (update)	Reflecting improved cash generation in the first half of 2024 and interest rates remaining higher than previously expected (increasing interest income) we now expect an improved financial income and expense result.
Comparable income tax rate	~25%	
Cash outflows related to income taxes	EUR 450 million	
Capital Expenditures	EUR 550 million (update)	

2026 targets

Nokia's current targets for its existing perimeter of the business for 2026 are outlined below. This does not consider pending acquisitions. The update to the Network Infrastructure operating margin assumption is related to Submarine Networks now being treated as a discontinued operation. Nokia sees further opportunities to increase margins beyond 2026 and believes an operating margin of 14% remains achievable over the longer term.

Net sales	Grow faster than the market
Comparable operating margin[1]	≥ 13%
Free cash flow[1]	55% to 85% conversion from comparable operating profit

(1) Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

The comparable operating margin target for Nokia group is built on the following assumptions by business group for 2026:

Network Infrastructure	13 - 16% operating margin (update)
Mobile Networks	6 - 9% operating margin
Cloud and Network Services	7 - 10% operating margin
Nokia Technologies	Operating profit more than EUR 1.1 billion
Group common and other	Approximately EUR 300 million of operating expenses

18 July 2024 3

Shareholder distribution Dividend Under the authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. On 18 July 2024, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 23 July 2024 and the dividend will be paid on 1 August 2024. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.06 per share. Share buyback program In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The first EUR 300 million phase of the share buyback program started in March 2024. Under this phase, Nokia had by 30 June 2024 repurchased 29 507 303 of its own shares at an average price per share of approximately EUR 3.41. On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that values Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares ("ADSs") depending on the elections of Infinera shareholders. Nokia’s Board of Directors is committed to repurchase additional shares on top of the on-going EUR 600 million program to offset the dilution from the transaction to Nokia shareholders. The Board intends to increase the scale of the buyback program once the result of the Infinera shareholder elections are known (between cash and Nokia ADSs). In the interim, Nokia’s Board of Directors intends to accelerate the timeframe for the existing EUR 600 million share buyback program with the aim of completing the full EUR 600 million by the end of this year instead of the initial two year timeframe. Additional topics Sale of Submarine Networks In Q2 2024, Nokia announced it has entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l'Etat (APE), subject to informing and consulting with the relevant employee representatives at ASN and Nokia, along with other customary closing conditions and regulatory approvals. The put option agreement contemplates the sale of ASN for an enterprise value of EUR 350 million, while the final proceeds will depend on the working capital and net debt balances of ASN at closing. In Q2 2024, Nokia recorded a non-cash impairment charge of EUR 514 million related to the difference between the carrying value of the business and the expected proceeds from the sale. Beginning with Q2 2024, Nokia is accounting for ASN as a discontinued operation. Update on TD Tech Nokia holds a 51% ownership interest in TD Tech Holding Limited (“TD Tech HK”), a Hong Kong based joint venture holding company which Nokia has accounted for as an investment in associates and joint ventures. In the second quarter of 2024, TD Tech HK completed the divestment of the entire business of the joint venture through the sale of its operating subsidiaries to a consortium consisting of Huawei Technologies, Chengdu High-tech Investment Group and other buyers. Following the divestment, Nokia is in the process of exiting from its shareholding in the parent company TD Tech HK. Nokia considers the transactions as a sale of associated companies and joint ventures and has recorded a gain of EUR 186 million and net proceeds of EUR 173 million from the sale. Resolution of customer negotiation Nokia resolved its outstanding negotiation with AT&T, who decided to proceed with an alternative RAN vendor for commercial reasons. Nokia had RAN-related contracts with the customer and can confirm that negotiations have been concluded such that Nokia will still receive the value that had been agreed within those contracts. Part of the resolution led to the second quarter benefiting from EUR 150 million of accelerated revenue recognition. Based on current commitments, Nokia expects its sales in Mobile Networks to AT&T to remain largely stable year-on-year in 2024 and then approximately half in 2025. Nokia will continue to look to win new opportunities with AT&T that can improve this trajectory in Mobile Networks and AT&T remains a significant customer for Nokia. Adjusted free cash flow by business group As Nokia continues to execute on its group strategy, with its move towards more autonomous business groups, it also aims to provide investors with greater transparency in assessing each business group's cash flow performance. Therefore, starting in Q2 2024, Nokia is now reporting adjusted free cash flow by business group. Nokia is still working to expand this metric to more periods and will provide additional historic quarter reporting at the latest with its fourth quarter financial report. The definition for adjusted free cash flow by business group is cash flows from operations minus purchases of property, plant and equipment and intangible assets (capital expenditures). Vodafone Idea In Q2 2024, Nokia Solutions and Networks India Private Limited entered into an agreement with Vodafone Idea Limited ("VIL") to settle outstanding dues and convert them to an equity stake in VIL. The transaction was approved by VIL shareholders in July. The impact of the transaction is expected to be visible in Nokia's Q3 results and the equity stake is subject to a six-month lock-up period. 18 July 2024 4

Financial Results Q2 2024 compared to Q2 2023 Net sales In Q2 2024, net sales decreased 18% on both a reported and a constant currency basis. On a constant currency basis, net sales declined across all networks businesses, while Nokia Technologies increased 5%. Network Infrastructure declined 11% year-on-year, although it showed sequential improvement. Mobile Networks net sales decreased 24% largely driven by India, while North America benefited from the resolution of the outstanding contract negotiation with AT&T. Additionally, Cloud and Network Services net sales decreased 16%. Gross margin Reported gross margin increased 380 basis points to 43.3% in Q2 2024 and comparable gross margin increased 450 basis points to 44.7%. Gross margin performance mainly reflected improvement in Mobile Networks driven by the accelerated recognition of net sales related to the conclusion of an ongoing customer negotiation, as well as improved regional mix versus 2023. Network Infrastructure and Cloud and Network Services gross margins declined as a result of lower net sales coverage. Operating profit and margin Reported operating profit in Q2 2024 decreased 8% and was EUR 432 million, or 9.7% of net sales, up from 8.6% in the year-ago quarter. Comparable operating profit decreased 32% to EUR 423 million, while comparable operating margin was 9.5%, down from 11.4% in the year-ago quarter. The decrease was mainly driven by lower net sales, as well as higher operating expenses, which in the year-ago quarter benefited from lower variable pay accruals. Excluding this impact, operating expenses would have declined year-on-year. This was somewhat offset by the accelerated recognition of net sales in Mobile Networks and higher other operating income, mainly related to the positive fluctuation in loss allowances on certain trade receivables. Nokia's venture fund investments generated a benefit of approximately EUR 10 million in Q2 2024 compared to a loss of approximately EUR 10 million in Q2 2023. The impact of hedging in Q2 2024 was positive EUR 10 million, compared to a positive impact of EUR 32 million in Q2 2023. In Q2 2024, the difference between reported and comparable operating profit was primarily related to the divestment of businesses and associated companies, restructuring and associated charges, the amortization of acquired intangible assets and the impairment and write-off of assets. In Q2 2023, the difference between reported and comparable operating profit was related to the amortization of acquired intangible assets, restructuring and associated charges, the change in provisions related to past acquisitions and the partial reversal of a provision associated with a country exit. Profit from continuing operations Reported profit from continuing operations in Q2 2024 was EUR 370 million, compared to profit of EUR 287 million in Q2 2023. Comparable profit from continuing operations in Q2 2024 was EUR 328 million, compared to EUR 409 million in Q2 2023. The decrease in comparable profit from continuing operations was primarily driven by the decrease in comparable operating profit. This was partially offset by a net positive fluctuation in financial income and expenses, reflecting favorable foreign exchange rate fluctuations and higher interest income, as well as lower income tax expense. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in Q2 2024 was mainly due to the divestment of businesses and the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. In Q2 2023, the difference between reported and comparable profit from continuing operations was mainly related to the divestment of business and the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. Profit/loss from discontinued operations Reported loss from discontinued operations in Q2 2024 was EUR 512 million, compared to a profit of EUR 2 million in Q2 2023. Q2 2024 loss from discontinued operations reflects the accounting for Submarine Networks being moved into discontinued operations. The loss is mainly related to an impairment charge of EUR 514 million. Earnings per share Reported diluted EPS from continuing operations was EUR 0.07 in Q2 2024, compared to EUR 0.05 in Q2 2023. Comparable diluted EPS from continuing operations was EUR 0.06 in Q2 2024, compared to EUR 0.07 in Q2 2023. Reported diluted EPS from discontinued operations was negative EUR 0.09 in Q2 2024, compared to 0.00 in Q2 2023. Reported diluted EPS was negative EUR 0.03 in Q2 2024, compared to EUR 0.05 in Q2 2023. Comparable diluted EPS was EUR 0.06 in Q2 2024 compared to EUR 0.07 in Q2 2023. Comparable return on Invested Capital (ROIC) Q2 2024 comparable ROIC was 10.0%, compared to 13.8% in Q2 2023. The decrease reflected higher average invested capital for the rolling four quarters, combined with lower operating profit after tax for the rolling four quarters. The higher average invested capital reflected growth in average total equity and a decrease in average total cash and interest-bearing financial investments, partially offset by a decrease in average total interest-bearing liabilities. Cash performance During Q2 2024, net cash increased EUR 338 million, resulting in an end-of-quarter net cash balance of EUR 5 475 million, benefiting in part from disposals and inflows from net working capital. Total cash increased EUR 247 million sequentially to EUR 9 154 million. Free cash flow was positive EUR 394 million in Q2 2024. 18 July 2024 5

Segment Details

Network Infrastructure

EUR million	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Net sales	**1 522**	1 706	(11)%	(11)%	**2 961**	3 670	(19)%	(19)%
IP Networks	**586**	618	(5)%	(6)%	**1 179**	1 400	(16)%	(15)%
Optical Networks	**405**	492	(18)%	(18)%	**749**	1 025	(27)%	(26)%
Fixed Networks	**532**	596	(11)%	(11)%	**1 032**	1 246	(17)%	(17)%
Gross profit	**585**	702	(17)%		**1 172**	1 523	(23)%	
Gross margin %	**38.4%**	41.1%	(270)bps		**39.6%**	41.5%	(190)bps	
Operating profit	**97**	252	(62)%		**183**	588	(69)%	
Operating margin %	**6.4%**	14.8%	(840)bps		**6.2%**	16.0%	(980)bps	
Net sales by region								
Americas	**662**	653	1%	1%	**1 207**	1 517	(20)%	(20)%
APAC	**314**	405	(22)%	(22)%	**601**	890	(32)%	(31)%
EMEA	**546**	649	(16)%	(16)%	**1 154**	1 263	(9)%	(9)%

Submarine Networks reported in Discontinued operations

Nokia announced on 27 June 2024 that it had reached an agreement to sell its Submarine Networks business. This had previously been reported within Network Infrastructure but is now accounted for as a discontinued operation and is no longer reported as part of Network Infrastructure. Both the current and historic periods are reported now excluding Submarine Networks.

Segment financial performance discussion

Network Infrastructure **net sales** declined 11% on both a reported basis and constant currency basis in the second quarter.

The demand environment continued to improve in Q2, with net sales increasing sequentially from Q1. Order intake showed the third consecutive quarter of improvement, with solid year-on-year order intake growth and a book-to-bill above 1 in the second quarter.

IP Networks net sales declined 6% on a constant currency basis, with increases in North America, Asia Pacific and India offset by decreases in Europe, Greater China and Latin America. IP Networks saw strong double-digit growth with non-CSP customers, driven by enterprise customers, as well as increasing net sales to webscale customers.

Optical Networks net sales declined 18% on a constant currency basis, as the pace of the optical market recovery continues to be slower than the rest of the Network Infrastructure markets. The decline was also in comparison to a very strong year-ago quarter which benefited from growth in India. The net sales performance reflects declines across most regions with the exception of Greater China and Middle East & Africa.

Fixed Networks net sales declined 11% on a constant currency basis. The decline was mainly driven by Europe, Greater China and India. Pleasingly there was a modest increase in net sales to North America signalling a return to growth in that region after several quarters of decline.

Gross profit and **gross margin** declined year-on-year primarily driven by lower net sales and higher indirect cost of sales.

Operating profit and **operating margin** both declined year-on-year, reflecting lower gross profit combined with higher operating expenses. Operating margin was particularly impacted by the lower net sales coverage of operating expenses in the quarter.

18 July 2024 6

Mobile Networks

EUR million	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Net sales	**1 970**	2 623	(25)%	(24)%	**3 547**	5 190	(32)%	*(31)%*
Gross profit	**851**	877	(3)%		**1 520**	1 744	(13)%	
Gross margin %	**43.2%**	33.4%	980bps		**42.9%**	33.6%	930bps	
Operating profit/(loss)	**171**	206	(17)%		**129**	342	(62)%	
Operating margin %	**8.7%**	7.9%	80bps		**3.6%**	6.6%	(300)bps	
Net sales by region								
Americas	**698**	582	20%	20%	**1 114**	1 286	(13)%	(13)%
APAC	**602**	1 344	(55)%	(54)%	**1 111**	2 464	(55)%	(53)%
EMEA	**670**	697	(4)%	(4)%	**1 322**	1 439	(8)%	(8)%

Mobile Networks **net sales** declined 25% on a reported basis and 24% on a constant currency basis.

The net sales decline was primarily driven by a decrease in India reflecting the fact that Q2 2023 represented the peak of the India 5G deployments. Positively, on a sequential basis, all regions increased compared with Q1.

Nokia also resolved its outstanding negotiation with AT&T, who decided to proceed with an alternative RAN vendor for commercial reasons. Nokia had RAN-related contracts with the customer and can confirm that negotiations have been concluded such that Nokia will still receive the value that had been agreed within those contracts. Part of the resolution led to the second quarter benefiting from EUR 150 million of accelerated revenue recognition. Based on current commitments, Nokia expects its sales in Mobile Networks to AT&T to remain largely stable year-on-year in 2024 and then approximately half in 2025. Nokia will continue to look to win new opportunities with AT&T that can improve this trajectory in Mobile Networks and AT&T remains a significant customer for Nokia.

The second quarter saw a significant improvement in **gross margin** compared to the prior year. Approximately half of the improvement was driven by the accelerated recognition of net sales related to the conclusion of a customer negotiation, with the remainder due to a more favorable regional and product mix.

Operating profit was lower year-on-year in Q2 2024 mainly reflecting lower net sales coverage of operating expenses, somewhat offset by improved other operating income. **Operating margin** improvement reflected the improved gross margin.

Cloud and Network Services

EUR million	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Net sales	**615**	742	(17)%	(16)%	**1 266**	1 501	(16)%	*(15)%*
Gross profit	**207**	271	(24)%		**441**	521	(15)%	
Gross margin %	**33.7%**	36.5%	(280)bps		**34.8%**	34.7%	10bps	
Operating profit/(loss)	**(25)**	16			**(52)**	(4)		
Operating margin %	**(4.1)%**	2.2%	(630)bps		**(4.1)%**	(0.3)%	(380)bps	
Net sales by region								
Americas	**197**	275	(28)%	(28)%	**440**	580	(24)%	(23)%
APAC	**149**	158	(6)%	(3)%	**295**	316	(7)%	(3)%
EMEA	**268**	308	(13)%	(13)%	**531**	605	(12)%	(12)%

Cloud and Network Services **net sales** declined 17% on a reported basis, and 16% on a constant currency basis reflecting lower net sales in each of its businesses. The quarter was also impacted by the disposal of the Device Management and Service Management Platform businesses, which closed at the start of April. This disposal had a negative 3 percentage point impact on Cloud and Network Services net sales change on a constant currency basis.

From a regional perspective, on a constant currency basis Cloud and Network Services saw strong declines in both the Americas region, particularly in North America, and in the EMEA region.

Gross margin declined year-on-year mainly reflecting unfavorable mix, as well as the impact of the divestment of the Device Management and Service Management Platform businesses.

Both **operating profit** and **operating margin** declined year-on-year. Lower net sales was somewhat offset by lower operating expenses and improved other operating income and expenses.

18 July 2024 7

Nokia Technologies

EUR million	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Net sales	**356**	334	7%	5%	**1 113**	576	93%	*94%*
Gross profit	**356**	334	7%		**1 113**	576	93%	
Gross margin %	**100.0%**	100.0%	0bps		**100.0%**	100.0%	0bps	
Operating profit	**258**	236	9%		**916**	385	138%	
Operating margin %	**72.5%**	70.7%	180bps		**82.3%**	66.8%	1 550bps	

Nokia Technologies **net sales** increased 7% on a reported basis and 5% on a constant currency basis in the second quarter. Q2 2024 net sales increased as a result of the renewed license agreements with Oppo and Vivo. The quarter also benefited from higher net sales in automotive and consumer electronics including a modest amount of catch up net sales. In the same period a year ago, Nokia benefited from EUR 80 million of catch up net sales related to deals signed in the quarter.

Nokia Technologies annual net sales run-rate remained approximately EUR 1.3 billion in the second quarter.

Nokia Technologies continues to make good progress in its new growth areas and has now signed an agreement with a video streaming platform covering the use of Nokia's multimedia technology in its streaming services. These are early steps in what can be a meaningful opportunity for Nokia in the future.

The **Operating profit** increase mainly reflected the higher level of net sales in the quarter.

Group Common and Other

EUR million	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Net sales	**4**	35	(89)%	(89)%	**26**	84	(69)%	*(69)%*
Gross profit/(loss)	**(1)**	(1)			**(1)**	(8)		
Operating profit/(loss)	**(78)**	(91)			**(153)**	(222)		

Group Common and Other **net sales** declined 89% on both a reported and constant currency basis. This was due to reduced net sales from Radio Frequency Systems (RFS), mainly driven by the divested business carved out during both Q2 2024 and Q2 2023.

The improvement in **operating result** was primarily driven by Nokia's venture fund investments, which reflected a gain of approximately EUR 10 million in Q2 2024 compared to a loss of approximately EUR 10 million in Q2 2023.

18 July 2024 8

Net sales by region

EUR million	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Americas	**1 559**	**1 523**	**2%**	**2%**	**2 763**	**3 421**	**(19)%**	**(19)%**
Latin America	216	230	(6)%	(2)%	388	462	(16)%	(13)%
North America	1 343	1 293	4%	3%	2 374	2 959	(20)%	(20)%
APAC	**1 068**	**1 913**	**(44)%**	**(43)%**	**2 015**	**3 681**	**(45)%**	**(43)%**
Greater China	295	344	(14)%	(12)%	537	680	(21)%	(18)%
India	329	1 043	(68)%	(69)%	594	1 896	(69)%	(69)%
Rest of APAC	445	527	(16)%	(12)%	884	1 105	(20)%	(16)%
EMEA	**1 839**	**2 003**	**(8)%**	**(9)%**	**4 133**	**3 912**	**6%**	**6%**
Europe	1 366	1 525	(10)%	(11)%	3 200	2 998	7%	7%
Middle East & Africa	473	478	(1)%	(1)%	933	915	2%	3%
Total	**4 466**	**5 438**	**(18)%**	**(18)%**	**8 910**	**11 013**	**(19)%**	**(18)%**

The table above provides net sales information for the group based on three geographical areas and their sub-regions. Reported changes are disclosed in the table above. The regional commentary below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuations.

The net sales performance in the **Americas** reflected growth in both Mobile Networks and Network Infrastructure, while Cloud and Network Services declined. Within the Americas, North America benefited from the resolution of the outstanding AT&T contract in Mobile Networks, while both IP Networks and Fixed Networks grew within Network Infrastructure.

Net sales in **APAC** declined strongly in the second quarter, mainly due to Mobile Networks and Network Infrastructure. Within APAC, India net sales declined primarily reflecting the fact that Q2 2023 represented the peak of the India 5G deployments. Elsewhere in APAC, Rest of APAC and Greater China also declined.

EMEA net sales declined in the second quarter, reflecting weakness across each of the networks businesses, while net sales in Nokia Technologies (which is entirely reported in Europe) grew. Excluding Nokia Technologies, EMEA net sales declined modestly in Mobile Networks, while Network Infrastructure witnessed weakness across each of its businesses. Within EMEA, net sales decreased slightly in Middle East & Africa, as growth in Mobile Networks was more than offset by weakness in Cloud and Network Services. Europe net sales declined across Network Infrastructure, Mobile Networks and Cloud and Network Services.

Net sales by customer type

EUR million	Q2'24	Q2'23	YoY change	Constant currency YoY change	Q1-Q2'24	Q1-Q2'23	YoY change	Constant currency YoY change
Communications service providers (CSP)	**3 591**	4 561	(21)%	(21)%	**6 816**	9 286	(27)%	(26)%
Enterprise	**516**	510	1%	1%	**959**	1 076	(11)%	(10)%
Licensees	**356**	334	7%	5%	**1 113**	576	93%	94%
Other[1]	**3**	32	(91)%	(92)%	**23**	75	(69)%	(70)%
Total	**4 466**	5 438	(18)%	(18)%	**8 910**	11 013	(19)%	(18)%

(1) Includes net sales of Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

Macroeconomic uncertainty continued to impact CSP spending in Q2 2024, which drove a net sales decline of 21% in both reported and constant currency when compared to Q2 2023.

Enterprise net sales increased 1% in reported and constant currency in Q2 2024, as strong growth with webscale customers was nearly offset by declines with other enterprise customers.

For a discussion on net sales to Licensees, please refer to the Nokia Technologies section of this report.

The decline in 'Other' net sales relates to a decrease in net sales in RFS.

18 July 2024 9

Q2 2024 to Q2 2023 bridge for net sales and operating profit

EUR million	Q2'24	Volume, price, mix and other	Venture fund valuation	Foreign exchange impact	Items affecting comparability	Q2'23
Net sales	4 466	(961)	—	(11)	—	5 438
Operating profit	432	(189)	19	(26)	159	469
Operating margin %	9.7%					8.6%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales declined from an operational standpoint as described in the prior pages, with a slight negative impact from foreign exchange rate fluctuations. Operating profit saw a negative impact from both an operational standpoint and from foreign exchange rate fluctuations, offset by positive impacts from venture fund valuations and from items affecting comparability as further described below. The negative impact to operating profit seen from foreign exchange rate fluctuations is mainly related to our hedging program.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q2'24	Q2'23	YoY change	Q1-Q2'24	Q1-Q2'23	YoY change
Reported operating profit	432	469	(8)%	836	890	(6)%
Divestment of businesses and associated companies	(253)	4		(253)	(22)	
Restructuring and associated charges	150	53		253	81	
Amortization of acquired intangible assets	78	85		156	171	
Impairment and write-off of assets, net of reversals	11	1		25	(1)	
Change in provisions related to past acquisitions	—	20		—	20	
Costs associated with country exit	—	(13)		—	(48)	
Other, net	5	—		5	(1)	
Comparable operating profit	423	619	(32)%	1 023	1 090	(6)%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q2 2024, the main adjustments related to the divestment of businesses and associated companies, the restructuring charges which are part of the on-going restructuring program (discussed later in this interim report), the amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition and the impairment and write-off of assets.

18 July 2024 10

Cash and cash flow in Q2 2024

EUR billion



Operating
Investing
Financing
5.14
0.63
(0.14)
0.11
(0.11)
0.00
(0.10)
0.18
0.10
0.03
(0.23)
(0.09)
(0.05)
0.01
5.48
Q1'24 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Disposal of shares in associated companies
Disposal of businesses
Sale of assets
Dividend
Acquisition of treasury shares
Lease payments
Other
Q2'24 net cash

EUR million, at end of period	Q2'24	Q1'24	QoQ change	Q4'23	YTD change
Total cash and interest-bearing financial investments	**9 154**	8 907	3%	8 514	8%
Net cash and interest-bearing financial investments[(1)]	**5 475**	5 137	7%	4 323	27%

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Performance measures section in this report.

The cash flow descriptions below include cash flows from both continuing and discontinued operations.

Free cash flow

During Q2 2024, Nokia's free cash flow was positive EUR 394 million, mainly driven by operating profit and cash inflows related to net working capital. These were somewhat offset by capital expenditures, restructuring and income taxes.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 625 million.
- The cash outflow related to net working capital in the quarter was approximately EUR 30 million. This included approximately EUR 140 million of restructuring and associated cash outflows, related to our current and previous cost savings programs. The remaining EUR 110 million can be broken down as follows:
  - The decrease in receivables was approximately EUR 430 million primarily driven by cash inflows related to 5G deployments in India, somewhat offset by a decrease in the balance sheet impact related to the sale of receivables in the quarter.
  - The decrease in inventories was approximately EUR 10 million.
  - The decrease in liabilities was approximately EUR 330 million, primarily related to 2023 performance-related employee variable pay, as well as a decrease in contract liabilities.
- An outflow related to cash taxes of approximately EUR 110 million.

Net cash from investing activities

- Net cash from investing activities was related primarily to capital expenditures of approximately EUR 100 million, more than offset by net cash inflows related to the disposal of shares in associated companies of EUR 180 million, the disposal of businesses of approximately EUR 100 million and the sale of assets of approximately EUR 30 million.

Net cash from financing activities

- Net cash used in financing activities was related primarily to dividend payments of approximately EUR 230 million, the acquisition of treasury shares of approximately EUR 90 million and lease payments of approximately EUR 50 million.

Change in total cash and net cash

In Q2 2024, the approximately EUR 90 million difference between the change in total cash and net cash was primarily due the repayment of debt and changes in the carrying amounts of certain issued bonds, as a result of interest rate and foreign exchange rate fluctuations.

Foreign exchange rates had an approximately EUR 30 million positive impact on net cash.

Adjusted free cash flow by business group

In the quarter Nokia's free cash flow was positive EUR 394 million. Adjusting for cash taxes and interest, Nokia's adjusted free cash flow was EUR 500 million, which can be broken down by business group as follows (approximate figures rounded to the nearest EUR 10 million):

- **Network Infrastructure - EUR -210 million:** In Q2, Network Infrastructure core cash flow (excluding ASN) was EUR -180 million and saw a modest increase in working capital, along with the impact of employee variable pay payments. Cash flow related to ASN was EUR -30 million.
- **Mobile Networks - EUR +690 million:** In the quarter, Mobile Networks saw a significant improvement in working capital as the build up seen in 2023 normalizes.
- **Cloud and Network Services - EUR +10 million:** The cash flow in this business was aligned to the operating profit with a small positive working capital move.
- **Nokia Technologies - EUR +130 million:** Nokia received some prepayments in 2023 in Nokia Technologies which is impacting cash conversion in 2024. It is expected to align more closely with operating profit from 2025 onwards.
- **Group Common and Other - EUR -120 million:** The cash flow in Group Common and Other largely represented the operating result in the quarter, along with the impact of employee variable pay payments.

18 July 2024 11

January-June 2024 compared to January-June 2023 Net sales In the first half of 2024, net sales decreased 19% on a reported basis and were negatively impacted by foreign exchange rate fluctuations along with the following drivers. On a constant currency basis, net sales decreased 18% year-on-year reflecting declines across Mobile Networks, Network Infrastructure and Cloud and Network Services, somewhat offset by growth in Nokia Technologies. Gross margin Both reported and comparable gross margin improved year-on-year in the first half of 2024. Reported gross margin increased 740 basis points to 46.5% and comparable gross margin increased 800 basis points to 47.6%. The gross margin increase was primarily driven by increased contribution from Mobile Networks which benefited from supportive regional mix and the accelerated recognition of net sales in Q2 2024. Operating profit and margin Reported operating profit in the first half of 2024 was EUR 836 million, or 9.4% of net sales, a decrease from EUR 890 million or 8.1% in the first half of 2023. Comparable operating profit decreased to EUR 1 023 million from EUR 1 090 million year-on-year, while comparable operating margin increased 160 basis points year-on-year to 11.5%. The decrease in comparable operating profit was mainly driven by lower net sales. Operating expenses were flat year-on-year, although the first half of 2023 benefited from lower variable pay accruals. Excluding this impact, operating expenses would have declined year-on-year. This was somewhat offset by EUR 400 million of catch-up net sales in Nokia Technologies, the accelerated recognition of net sales in Mobile Networks and higher other operating income, mainly related to the positive fluctuation in loss allowances on certain trade receivables. The impact of hedging in the first half of 2024 was positive EUR 25 million, compared to a positive impact of EUR 48 million in the first half of 2023. Nokia's venture fund investments generated a gain of approximately EUR 10 million in the first half of 2024 compared to a loss of EUR 40 million in the first half of 2023. In the first half of 2024, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the divestment of businesses and associated companies, the amortization of acquired intangible assets and the impairment and write off of assets. In the first half of 2023, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets, restructuring and associated charges, a provision associated with a country exit and a change in provision related to past acquisitions. Profit from continuing operations Reported profit from continuing operations in the first half of 2024 was EUR 821 million, compared to profit of EUR 570 million in the first half of 2023. Comparable profit from continuing operations in the first half of 2024 was EUR 840 million, compared to EUR 741 million in the first half of 2023. The increase in comparable profit from continuing operations when compared to the first half of 2023 was mainly driven by a net positive fluctuation in financial income and expenses, reflecting favorable foreign exchange rates and higher interest income, which more than offset the decrease in comparable operating profit. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in the first half of 2024 was mainly due to the divestment of businesses and the changes in the recognition of deferred tax assets. In the first half of 2023, the difference between reported and comparable profit from continuing operations was related to the divestment of business and the change in financial liability to acquire Nokia Shanghai Bell non-controlling interest. Profit/loss from discontinued operations Reported loss from discontinued operations in the first half of 2024 was EUR 525 million, compared to a profit of EUR 8 million in the first half of 2023. The loss from discontinued operations in the first half of 2024 reflects the accounting for Submarine Networks being moved into discontinued operations. The loss is mainly related to an impairment charge of EUR 514 million in connection with Submarine Networks. Earnings per share Reported diluted EPS from continuing operations was EUR 0.15 in the first half of 2024, compared to EUR 0.10 in the first half of 2023. Comparable diluted EPS from continuing operations was EUR 0.15 in the first half of 2024, compared to EUR 0.13 in the first half of 2023. Reported diluted EPS from discontinued operations was negative EUR 0.09 in the first half of 2024, compared to zero in the first half of 2023. Reported diluted EPS was EUR 0.05 in the first half of 2024, compared to EUR 0.10 in the first half of 2023. Comparable diluted EPS was EUR 0.15 in the first half of 2024 compared to EUR 0.13 in the first half of 2023. Cash performance During the first half of 2024, Nokia's net cash increased EUR 1 152 million, resulting in an end-of-period net cash balance of EUR 5 475 million. Total cash increased EUR 640 million, resulting in total cash balance of EUR 9 154 million. Free cash flow was positive EUR 1 349 million in the first half of 2024. 18 July 2024 12

Sustainability Our strategy and priorities Developing ESG into a competitive advantage is one of the pillars of Nokia’s corporate strategy. Below are some of our key sustainability achievements in the second quarter of 2024. Environment In June, Nokia was featured by Time magazine as one of the top 500 sustainable companies in the world. Data firm Statista and Time have measured the world’s most sustainable companies for 2024. The evaluation considered factors such as revenue, market capitalization, public prominence and more than 20 key performance indicators related to sustainability. We are honored that Nokia’s efforts have been recognized. At the Nokia Midsummer launch, we showcased the latest product and technology innovations. Our new next-generation compact outdoor baseband units, Tuuli 24 and Tuuli 26e, support twice as much cell capacity while reducing power consumption by up to 40 percent compared to the existing product generation. We also announced that our AirScale RAN portfolio is expanding with a new Habrok 32 energy-efficient Massive MIMO. Industrial digitalization Worker safety is amongst the highest priority of any industrial business. Nokia announced real-time Visual Position and Object Detection (VPOD), an AI-powered application designed for worker safety and industrial automation. This technology enhances situational awareness with real-time safety monitoring and asset positioning to improve operational efficiencies. The Nokia 2024 Industrial Digitalization report – and related survey conducted by GlobalData – reveal enterprises are scaling private wireless for additional use cases and industrial sites. The report, based on research among 100 early adopters, highlights several key benefits for enterprises deploying private wireless networks. 65% of respondents stated over 10% improvement in worker safety and 79% reported 10% or more reduction in their emissions. Nokia and Claro successfully completed the first stage of Colombia’s largest 5G deployment, covering over 1,000 sites nationwide. Deployment is set to revolutionize digital connectivity and supports the country’s key industries such as transport, energy and mining. Security and privacy Security and privacy are fundamental pillars of Nokia’s product strategy, underscoring our commitment to protecting our customers. This is exemplified by Nokia’s NetGuard Cybersecurity Dome software that was recognized for the third year in a row on GigaOm’s report on the security software market. Nokia’s position in the ranking was upgraded to an Outperformer leader in the industry resulting from its extensive experience in the telecom sector and comprehensive approach to security. To meet the increasing demands of CSPs and large digital enterprises, and to address the rise in the frequency of DDoS (distributed denial-of-service) attacks, Nokia unveiled an expanded set of DDoS mitigation capabilities of its Defender Mitigation System. Bridging the digital divide Working with Global Fiber Peru, we announced the deployment of a new subaquatic Optical, IP and fiber broadband network in the Amazon rainforest. The network connects 500,000 users across 400 communities to multi-gigabit broadband access which is critical in today’s digital economy. Underscoring Nokia’s commitment to providing Broadband Equity, Access and Deployment (BEAD) applicants with broadband technology needed for critical infrastructure projects to help close the digital divide, the first Buy America-compliant Nokia products - optical line terminal (OLT) cards - rolled off the Sanmina manufacturing line, which help connect users to fast, reliable gigabit data services. Our Smartpur project in India implemented in partnership with the Digital Empowerment Foundation - was recognized as an award winner at the International Telecommunication Union’s World Summit on the Information Society (WSIS). Smartpur is a digital village ecosystem project aimed at integrating technology into the daily lives of people living in remote villages to empower local entrepreneurs and provide facilities to make services accessible at the village level through Smartpur centers. Responsible business At Nokia, our approach to sustainability is built on our company’s purpose: to create technology that helps the world act together. We are proud to once again be recognized among the top 1% of companies assessed by EcoVadis for sustainability performance. With the overall score of 82/100, we are recognized to be in the highest possible, Platinum level. In June, Nokia published its 2023 Conflict Mineral Report which outlines efforts to trace materials used in our products. We are determined to tackle this complex topic, and work to ensure minerals are responsibly sourced and validated as conflict-free. 18 July 2024 13

Additional information

Cost Savings Program

On 19 October 2023, Nokia announced actions being taken across business groups to address the challenging market environment that the company faced. The company will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership.

Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. This represents a 10-15% reduction in personnel expenses. The program is expected to lead to a 72 000 – 77 000* employee organization compared to the 86 000 employees Nokia had when the program was announced.

The program is expected to deliver savings on a net basis but the magnitude will depend on inflation. The cost savings are expected to primarily be achieved in Mobile Networks, Cloud and Network Services and Nokia's corporate functions. One-time restructuring charges and cash outflows of the program are expected to be similar to the annual cost savings achieved.

The table below provides further detail on the current plans Nokia has in place in relation to the 2024-2026 restructuring program. The current plan envisages achieving gross cost savings of EUR 1 000 million within the 2024-2026 program although this remains subject to change depending on the evolution of end market demand. This includes the expected gross cost savings along with the associated restructuring charges and cash outflows for the program. Nokia expects approximately 70% of the savings to be achieved within operating expenses and 30% within cost of sales. By business group, approximately 60% of the savings are expected to be achieved within Mobile Networks, 30% within Cloud and Network Services and the remaining 10% between Network Infrastructure and corporate center.

The table also outlines expected savings and cash outflows related to the previous 2021-2023 program that is now essentially completed.

In EUR million, rounded to the nearest EUR 50 million	Actual	Expected amounts for				Cumulative expected amounts for 2024 and beyond		
	2023	2024	2025	2026	Beyond 2026	2021-2023 Program	2024-2026 Program	Total
Recurring gross cost savings	150	500	350	150	100	100	1 000	1 100
Restructuring and associated charges related to cost savings programs	350	400	200	200	—	—	800	800
Restructuring and associated cash outflows	300	550	250	150	150	150	950	1 100

*These figures represent the originally planned headcount targets and do not take into consideration currently planned divestments or acquisitions.

18 July 2024 14

Significant events January – June 2024 On 25 January 2024, Nokia announced that its Board of Directors is initiating a share buyback program to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The repurchases under the first phase of the program commenced on 20 March 2024. On 8 February 2024, Nokia announced it had signed its last remaining major smartphone patent license agreement that remained under negotiation and concluded its smartphone patent license renewal cycle which began in 2021. In addition to license agreements signed with Apple and Samsung in 2023, and Huawei in December 2022, Nokia Technologies announced agreements with Honor, OPPO and vivo, among others at the beginning of 2024. Nokia Technologies has now entered a period of stability with no major smartphone license agreements expiring for a number of years. Refer to the Segment details section in this report for more information on the financial impact of completion of the patent license renewal cycle. On 28 March 2024, Nokia announced that its Chief People Officer, Amy Hanlon-Rodemich will leave and step down from its Group Leadership Team. A recruitment process began immediately for her successor. On 3 April 2024, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 78 000 shareholders representing approximately 3 305 million shares and votes were represented at the meeting. The AGM approved all the proposals of the Board of Directors to the AGM. Among others, the following resolutions were made: ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2023. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to decide on the distribution of an aggregate maximum of EUR 0.13 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Michael McNamara as a new member of the Board for the same term. In its assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board and Søren Skou as Vice Chair of the Board. ▪ The Remuneration Report of the company's governing bodies was adopted and the Remuneration Policy of the company's governing bodies was supported, both in advisory resolutions. ▪ Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2025 with Authorized Public Accountant Jukka Vattulainen as the auditor in charge. ▪ Deloitte Oy was elected as the sustainability reporting assurer for the financial years 2024–2025. ▪ The Board was authorized to resolve to repurchase a maximum of 530 million Nokia shares and to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 2 October 2025 and they terminated the corresponding authorizations granted by the AGM on 4 April 2023. ▪ The AGM resolved to amend the Articles of Association of the Company by updating the object of the company (Article 2), updating the government authority that approves auditors and adding the obligation to elect a sustainability reporting assurer (Article 7), updating the general meeting formats to include also the virtual general meeting (Article 9) and updating the matters that the Annual General Meeting decides on (Article 12). On 13 June 2024, Nokia announced the appointment of Lorna Gibb as Chief People Officer and member of the Group Leadership Team. Gibb joined Nokia in 2020 and has been Nokia’s Interim Chief People Officer since March 2024. In addition, it was announced that Ricky Corker, who served as Nokia’s Chief Customer Experience Officer since 2021 would leave and step down from Nokia’s Group Leadership Team. On 27 June 2024, Nokia announced it has entered into a put option agreement to sell Alcatel Submarine Networks (ASN), a leading submarine networks business, to the French State for an enterprise value of EUR 350 million, subject to informing and consulting with the relevant employee representatives at ASN and Nokia. Nokia will retain a 20% shareholding with board representation to ensure a smooth transition until targeted exit, at which point the French State would acquire Nokia’s remaining interest. The sale is expected to close at the end of 2024 or beginning of 2025, subject to customary closing conditions and regulatory approvals. On 27 June 2024, Nokia and Infinera, a global supplier of innovative open optical networking solutions and advanced optical semiconductors, announced a definitive agreement under which Nokia will acquire Infinera, in a transaction valuing the company at $6.65 per share or an enterprise value of US$ 2.3 billion. At least 70% of the consideration will be paid in cash and Infinera’s shareholders can elect to receive up to 30% of the aggregate consideration in the form of Nokia ADSs. In conjunction with this transaction, Nokia’s Board of Directors has committed to increasing and accelerating Nokia’s on-going share buyback program to mitigate any dilution from the equity component of the acquisition. Nokia and Infinera see a significant opportunity in merging to improve scale and profitability, enabling the combined business to accelerate the development of new products and solutions to benefit customers. Shares The total number of Nokia shares on 30 June 2024, equaled 5 613 496 565. On 30 June 2024, Nokia and its subsidiary companies held 115 511 381 Nokia shares, representing approximately 2.1% of the total number of Nokia shares and voting rights. 18 July 2024 15

Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Our ability to execute, complete and realize the expected benefits from our ongoing transactions; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to our ongoing transactions and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including “continue”, “believe”, “commit”, “envisage”, ”estimate”, “expect”, “aim”, “will”, “target”, “likely”, “intend”, “may”, “could”, “would”, "see", "forecast", “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 18 July 2024 16

Financial statement information

Consolidated income statement (condensed)

EUR million	Note	Reported Q2'24	Reported Q2'23	Reported Q1-Q2'24	Reported Q1-Q2'23	Comparable Q2'24	Comparable Q2'23	Comparable Q1-Q2'24	Comparable Q1-Q2'23
Net sales	2, 4	**4 466**	**5 438**	**8 910**	**11 013**	**4 466**	**5 438**	**8 910**	**11 013**
Cost of sales		(2 530)	(3 290)	(4 764)	(6 704)	(2 468)	(3 254)	(4 666)	(6 657)
Gross profit	2	**1 936**	**2 148**	**4 146**	**4 308**	**1 998**	**2 184**	**4 244**	**4 356**
Research and development expenses		(1 134)	(1 034)	(2 259)	(2 130)	(1 064)	(1 015)	(2 140)	(2 096)
Selling, general and administrative expenses		(715)	(690)	(1 408)	(1 407)	(610)	(607)	(1 194)	(1 239)
Other operating income and expenses		345	45	358	118	99	56	113	68
Operating profit	2	**432**	**469**	**836**	**890**	**423**	**619**	**1 023**	**1 090**
Share of results of associates and joint ventures		3	(13)	3	(19)	3	(13)	3	(19)
Financial income and expenses		27	(54)	84	(77)	20	(51)	67	(64)
Profit before tax		**461**	**402**	**924**	**794**	**445**	**555**	**1 093**	**1 007**
Income tax expense	6	(92)	(115)	(103)	(224)	(117)	(146)	(253)	(266)
Profit from continuing operations		**370**	**287**	**821**	**570**	**328**	**409**	**840**	**741**
(Loss)/profit from discontinued operations		(512)	2	(525)	8	—	—	—	—
(Loss)/Profit for the period		**(142)**	**289**	**296**	**578**	**328**	**409**	**840**	**741**
Attributable to									
Equity holders of the parent		(146)	290	288	569	325	410	832	732
Non-controlling interests		3	(1)	8	9	3	(1)	8	9
Earnings per share attributable to equity holders of the parent									
Basic earnings per share, EUR									
Continuing operations		0.07	0.05	0.15	0.10	0.06	0.07	0.15	0.13
Discontinued operations		(0.09)	0.00	(0.10)	0.00	—	—	—	—
Profit for the period		(0.03)	0.05	0.05	0.10	0.06	0.07	0.15	0.13
Average number of shares ('000 shares)		5 509 849	5 558 878	5 517 802	5 568 389	5 509 849	5 558 878	5 517 802	5 568 389
Diluted earnings per share, EUR									
Continuing operations		0.07	0.05	0.15	0.10	0.06	0.07	0.15	0.13
Discontinued operations		(0.09)	0.00	(0.09)	0.00	—	—	—	—
Profit for the period		(0.03)	0.05	0.05	0.10	0.06	0.07	0.15	0.13
Average number of shares ('000 shares)		5 562 292	5 616 185	5 563 542	5 623 523	5 562 292	5 616 185	5 563 542	5 623 523

Beginning from the second quarter of 2024 Nokia has presented its Submarine Networks business as discontinued operation. The comparative information has been recast accordingly.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

18 July 2024 17

Consolidated statement of comprehensive income (condensed) EUR million Reported Q2'24 Q2'23 Q1-Q2'24 Q1-Q2'23 (Loss)/Profit for the period (142) 289 296 578 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 136 (225) 264 (146) Income tax related to items that will not be reclassified to profit or loss (38) 56 (73) 37 Items that may be reclassified to profit or loss Translation differences 89 (32) 266 (313) Net investment hedges (9) 36 (16) 111 Cash flow and other hedges 5 (16) 25 (15) Financial assets at fair value through other comprehensive income 5 (14) 13 (37) Other changes, net (3) 3 1 — Income tax related to items that may be reclassified subsequently to profit or loss 1 4 4 (10) Other comprehensive income/(loss), net of tax 186 (188) 484 (373) Total comprehensive income for the period 44 101 780 205 Attributable to: Equity holders of the parent 40 105 772 200 Non-controlling interests 4 (4) 8 5 Total comprehensive income/expense attributable to equity holders of the parent arises from: Continuing operations 548 96 1 277 201 Discontinued operations (508) 9 (505) (1) The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes. 18 July 2024 18

NOKIA

Consolidated statement of financial position (condensed)

EUR million	Note	30 June 2024	30 June 2023	31 December 2023
ASSETS				
Goodwill		5 601	5 591	5 504
Other intangible assets		961	1 136	1 086
Property, plant and equipment		1 361	1 962	1 951
Right-of-use assets		815	927	906
Investments in associated companies and joint ventures		89	170	88
Non-current interest-bearing financial investments	7	438	865	715
Other non-current financial assets	7	1 104	1 047	1 100
Defined benefit pension assets	5	6 590	6 575	6 258
Deferred tax assets	6	3 691	3 777	3 873
Other non-current receivables		196	236	213
Total non-current assets		**20 844**	**22 287**	**21 694**
Inventories		2 479	3 317	2 719
Trade receivables	7	3 572	5 354	4 921
Contract assets		782	1 103	1 136
Current income tax assets		344	351	307
Other current receivables		933	855	764
Current interest-bearing financial investments	7	1 863	1 860	1 565
Other current financial and firm commitment assets	7	362	513	441
Cash and cash equivalents	7	6 853	5 106	6 234
Total current assets		**17 186**	**18 459**	**18 087**
Assets held for sale		828	—	79
Total assets		**38 859**	**40 747**	**39 860**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital		246	246	246
Share premium		733	590	628
Treasury shares		(449)	(515)	(352)
Translation differences		13	(46)	(249)
Fair value and other reserves		3 826	3 745	3 605
Reserve for invested unrestricted equity		15 249	15 489	15 255
Retained earnings		1 305	1 671	1 404
Total shareholders' equity		**20 924**	**21 180**	**20 537**
Non-controlling interests		94	96	91
Total equity		**21 018**	**21 276**	**20 628**
Long-term interest-bearing liabilities	7, 8	2 747	3 584	3 637
Long-term lease liabilities		719	839	799
Defined benefit pension and post-employment liabilities	5	2 127	2 395	2 299
Deferred tax liabilities		664	343	725
Contract liabilities		234	127	210
Other non-current liabilities		106	94	111
Provisions	9	534	581	518
Total non-current liabilities		**7 131**	**7 964**	**8 299**
Short-term interest-bearing liabilities	7, 8	932	587	554
Short-term lease liabilities		209	193	198
Other financial and firm commitment liabilities	7	756	899	830
Contract liabilities		1 851	1 916	2 157
Current income tax liabilities		169	194	203
Trade payables	7	2 901	4 257	3 423
Other current liabilities	7	2 415	2 770	2 824
Provisions	9	676	690	744
Total current liabilities		**9 909**	**11 507**	**10 933**
Liabilities associated with assets held for sale	3	801	—	—
Total shareholders' equity and liabilities		**38 859**	**40 747**	**39 860**
Shareholders' equity per share, EUR		3.81	3.82	3.72
Number of shares (1 000 shares, excluding treasury shares)		5 497 985	5 547 782	5 525 601

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

18 July 2024 19

Consolidated statement of cash flows (condensed)

EUR million	Q2'24	Q2'23	Q1-Q2'24	Q1-Q2'23
Cash flow from operating activities				
(Loss)/Profit for the period	(142)	289	296	578
Adjustments	767	532	1 121	988
Impairment charges	527	(1)	544	(4)
Depreciation and amortization	268	272	529	538
(Gain)/loss on sale of businesses and associated companies	(252)	8	(252)	(18)
Restructuring charges	140	56	222	75
Financial income and expenses	(30)	55	(81)	73
Income tax expense	91	116	104	228
Other	23	26	55	96
Cash flows from operations before changes in net working capital	625	821	1 417	1 566
Change in net working capital	(26)	(953)	401	(1 459)
Decrease in receivables	427	48	1 192	81
Decrease/(increase) in inventories	12	(51)	44	(124)
Decrease in non-interest-bearing liabilities	(465)	(950)	(835)	(1 416)
Cash flows from/(used in) operations	599	(132)	1 818	107
Interest received	58	51	112	81
Interest paid	(56)	(55)	(140)	(106)
Income taxes paid, net	(112)	(197)	(234)	(332)
Net cash flows from/(used in) operating activities	**489**	**(333)**	**1 556**	**(250)**
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(95)	(127)	(207)	(359)
Proceeds from sale of property, plant and equipment and intangible assets	31	84	56	98
Acquisition of businesses, net of cash acquired	(6)	—	(6)	—
Proceeds from disposal of businesses, net of cash disposed	100	(5)	100	17
Proceeds from disposal of shares in associated companies	183	—	183	4
Purchase of interest-bearing financial investments	(257)	(320)	(655)	(1 335)
Proceeds from interest-bearing financial investments	314	1 384	658	2 397
Purchase of other non-current financial assets	(27)	(25)	(35)	(41)
Proceeds from other non-current financial assets	20	21	50	25
Foreign exchange hedging of cash and cash equivalents	12	51	30	29
Other	4	3	5	4
Net cash flows from investing activities	**279**	**1 066**	**179**	**839**
Cash flow from financing activities				
Acquisition of treasury shares	(90)	(82)	(98)	(163)
Proceeds from long-term borrowings	—	1	—	496
Repayment of long-term borrowings	(84)	(85)	(459)	(798)
(Repayment of)/proceeds from short-term borrowings	(4)	(19)	(40)	(5)
Payment of principal portion of lease liabilities	(54)	(60)	(107)	(127)
Dividends paid	(225)	(167)	(391)	(279)
Net cash flows used in financing activities	**(457)**	**(412)**	**(1 095)**	**(876)**
Translation differences	9	(42)	7	(74)
Net increase/(decrease) in cash and cash equivalents	**320**	**279**	**647**	**(361)**
Cash and cash equivalents at beginning of period	6 561	4 827	6 234	5 467
Cash and cash equivalents at end of period[1]	6 881	5 106	6 881	5 106

(1) Cash and cash equivalents at the end of Q2'24 includes EUR 28 million presented as assets held for sale in the statement of financial position.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

18 July 2024

20

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2023	**246**	**503**	**(352)**	**169**	**3 905**	**15 487**	**1 375**	**21 333**	**93**	**21 426**
Profit for the period	—	—	—	—	—	—	569	569	9	578
Other comprehensive loss	—	—	—	(215)	(160)	—	6	(369)	(4)	(373)
Total comprehensive income	**—**	**—**	**—**	**(215)**	**(160)**	**—**	**575**	**200**	**5**	**205**
Share-based payments	—	93	—	—	—	—	—	93	—	93
Settlement of share-based payments	—	(6)	—	—	—	4	—	(2)	—	(2)
Acquisition of treasury shares[1]	—	—	(163)	—	—	(2)	—	(165)	—	(165)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)
Dividends	—	—	—	—	—	—	(279)	(279)	—	(279)
Total transactions with owners	**—**	**87**	**(163)**	**—**	**—**	**2**	**(279)**	**(353)**	**(2)**	**(355)**
30 June 2023	**246**	**590**	**(515)**	**(46)**	**3 745**	**15 489**	**1 671**	**21 180**	**96**	**21 276**
1 January 2024	**246**	**628**	**(352)**	**(249)**	**3 605**	**15 255**	**1 404**	**20 537**	**91**	**20 628**
Profit for the period	—	—	—	—	—	—	288	288	8	296
Other comprehensive income	—	—	—	262	221	—	—	484	—	484
Total comprehensive income	**—**	**—**	**—**	**262**	**221**	**—**	**288**	**772**	**8**	**780**
Share-based payments	—	115	—	—	—	—	—	115	—	115
Settlement of share-based payments	—	(10)	—	—	—	6	—	(4)	—	(4)
Acquisition of treasury shares[1]	—	—	(97)	—	—	(12)	—	(109)	—	(109)
Dividends	—	—	—	—	—	—	(386)	(386)	(5)	(391)
Total transactions with owners	**—**	**105**	**(97)**	**—**	**—**	**(6)**	**(386)**	**(384)**	**(5)**	**(389)**
30 June 2024	**246**	**733**	**(449)**	**13**	**3 826**	**15 249**	**1 305**	**20 924**	**94**	**21 018**

(1) Treasury shares acquired during 2024 are acquired as part of the share buyback program announced on 25 January 2024. The repurchases started on 20 March 2024. The purpose of the repurchases is to optimize Nokia's capital structure through the reduction of capital. The repurchased shares will be cancelled.

Treasury shares acquired during 2023 were acquired as part of the share buyback program announced on 3 February 2022. The repurchased shares were cancelled on 30 November 2023.

The repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

18 July 2024 21

Notes to Financial statements 1. GENERAL INFORMATION This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2023 prepared in accordance with IFRS Accounting Standards as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2023 except for the following: Starting from the first quarter of 2024 Nokia provides regional net sales information for the Nokia group and its reportable segments based on three geographical areas: 1) Americas, 2) APAC, and 3) EMEA. Net sales information for the group is further divided into sub-regions as follows: Americas consists of North America and Latin America, APAC consists of Greater China, India and Rest of APAC (formerly reported as Asia Pacific region), and EMEA consists of Europe and Middle East & Africa. The purpose of the change is to increase transparency of net sales information for the reportable segments. In the second quarter of 2024 Nokia entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l'Etat (APE), subject to informing and consulting with the relevant employee representatives at ASN and Nokia along with other customary closing conditions and regulatory approvals. Beginning from the second quarter of 2024, the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as discontinued operation. Comparative financial information presented in the consolidated income statement and disclosed in the relevant notes has been recast accordingly. For more information on the discontinued operations, refer to Note 3. Discontinued operations and disposal groups held for sale. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 18 July 2024. Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers. Nokia Shanghai Bell In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provides China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin’s ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin’s ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense. In the second quarter of 2024 the contractual arrangement set to expire on 30 June 2024 was extended until 30 September 2024. If the arrangement expires unexercised, Nokia will derecognize the financial liability and record non-controlling interest equal to its share of NSB’s net assets with any difference recorded within shareholders’ equity. TD Tech Nokia holds a 51% ownership interest in TD Tech Holding Limited (“TD Tech HK”), a Hong Kong based joint venture holding company which Nokia has accounted for as an investment in associated companies and joint ventures. In the second quarter of 2024, TD Tech HK completed the divestment of the entire business of the joint venture through the sale of its operating subsidiaries to a consortium consisting of Huawei Technologies, Chengdu High-tech Investment Group and other buyers. Following the divestment, Nokia is in the process of exiting from its shareholding in the parent company TD Tech HK. Nokia considers the transactions as a sale of associated companies and joint ventures and has recorded a gain of EUR 186 million related to the sale and received a cash consideration of EUR 173 million from the sale in the quarter. Device Management and Service Management Platform businesses In the second quarter of 2024 Nokia closed the sale of its Device Management and Service Management Platform businesses, which were part of Cloud and Network Services, to Lumine Group Inc. Nokia recorded a gain of EUR 68 million related to the sale and received a cash consideration of EUR 105 million from the sale. Comparable and constant currency measures Nokia presents financial information on a reported, comparable and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss. Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Performance measures section accompanying this consolidated financial statement information. 18 July 2024 22

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure of Nokia's continuing and discontinued operations to different currencies for net sales and total costs.

	Q2'24		Q2'23		Q1'24	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~25%	~20%	~35%
USD	~55%	~45%	~50%	~50%	~60%	~40%
INR	~0%	~5%	~5%	~5%	~0%	~5%
CNY	~5%	~5%	~5%	~5%	~5%	~5%
Other	~15%	~15%	~15%	~15%	~15%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q2'24 balance sheet rate 1 EUR = 1.07 USD, end of Q2'23 balance sheet rate 1 EUR = 1.09 USD and end of Q1'24 balance sheet rate 1 EUR = 1.08 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2024, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 is yet to be endorsed by the EU. Nokia is assessing the impact of IFRS 18 on its consolidated financial statements but as it's not changing the recognition and measurement requirements it is not expected to have significant impact other than on the presentation of financial information. .

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2023. Beginning from the second quarter of 2024, Nokia has presented its Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, as discontinued operation. Comparative information for Network Infrastructure segment has been revised accordingly.

Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q2'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 522**	**1 970**	**615**	**356**	**4**	**(1)**	**4 466**
of which to other segments	—	1	—	—	—	(1)	—
Gross profit/(loss)	**585**	**851**	**207**	**356**	**(1)**	**(62)**	**1 936**
Gross margin %	*38.4%*	*43.2%*	*33.7%*	*100.0%*	*(25.0)%*		*43.3%*
Research and development expenses	(300)	(537)	(140)	(60)	(26)	(70)	(1 134)
Selling, general and administrative expenses	(207)	(183)	(113)	(41)	(67)	(105)	(715)
Other operating income and expenses	19	41	21	3	15	246	345
Operating profit/(loss)	**97**	**171**	**(25)**	**258**	**(78)**	**9**	**432**
Operating margin %	*6.4%*	*8.7%*	*(4.1)%*	*72.5%*	*(1 950.0)%*		*9.7%*
Share of results of associates and joint ventures	—	—	2	—	0	—	3
Financial income and expenses							27
Profit before tax							**461**
Depreciation and amortization	*(41)*	*(98)*	*(18)*	*(9)*	*(4)*	*(98)*	*(268)*

(1) Includes IP Networks net sales of EUR 586 million, Optical Networks net sales of EUR 405 million and Fixed Networks net sales of EUR 532 million.

18 July 2024 23

Q2'23

EUR million	Network Infrastructure(1)	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 706**	**2 623**	**742**	**334**	**35**	**(2)**	**5 438**
of which to other segments	—	1	—	—	2	(2)	—
Gross profit/(loss)	**702**	**877**	**271**	**334**	**(1)**	**(36)**	**2 148**
Gross margin %	*41.1%*	*33.4%*	*36.5%*	*100.0%*	*(2.9)%*		*39.5%*
Research and development expenses	(285)	(501)	(138)	(56)	(34)	(18)	(1 034)
Selling, general and administrative expenses	(193)	(200)	(123)	(37)	(53)	(82)	(690)
Other operating income and expenses	28	30	6	(6)	(2)	(11)	45
Operating profit/(loss)	**252**	**206**	**16**	**236**	**(91)**	**(150)**	**469**
Operating margin %	*14.8%*	*7.9%*	*2.2%*	*70.7%*	*(260.0)%*		*8.6%*
Share of results of associates and joint ventures	—	(12)	2	(2)	—	—	(13)
Financial income and expenses							(54)
Profit before tax							**402**
Depreciation and amortization	*(42)*	*(88)*	*(21)*	*(10)*	*(7)*	*(104)*	*(272)*

(1) Includes IP Networks net sales of EUR 618 million, Optical Networks net sales of EUR 492 million and Fixed Networks net sales of EUR 596 million.

Q1-Q2'24

EUR million	Network Infrastructure(1)	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**2 961**	**3 547**	**1 266**	**1 113**	**26**	**(3)**	**8 910**
of which to other segments	—	2	1	—	1	(3)	—
Gross profit/(loss)	**1 172**	**1 520**	**441**	**1 113**	**(1)**	**(98)**	**4 146**
Gross margin %	*39.6%*	*42.9%*	*34.8%*	*100.0%*	*(3.8)%*		*46.5%*
Research and development expenses	(602)	(1 080)	(282)	(121)	(55)	(119)	(2 259)
Selling, general and administrative expenses	(410)	(356)	(232)	(76)	(119)	(214)	(1 408)
Other operating income and expenses	22	45	22	1	23	245	358
Operating profit/(loss)	**183**	**129**	**(52)**	**916**	**(153)**	**(187)**	**836**
Operating margin %	*6.2%*	*3.6%*	*(4.1)%*	*82.3%*	*(588.5)%*		*9.4%*
Share of results of associates and joint ventures	—	—	3	—	—	—	3
Financial income and expenses							84
Profit before tax							**924**
Depreciation and amortization	*(84)*	*(187)*	*(37)*	*(17)*	*(8)*	*(196)*	*(529)*

(1) Includes IP Networks net sales of EUR 1 179 million, Optical Networks net sales of EUR 749 million and Fixed Networks net sales of EUR 1 032 million.

Q1-Q2'23

EUR million	Network Infrastructure(1)	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**3 670**	**5 190**	**1 501**	**576**	**84**	**(8)**	**11 013**
of which to other segments	1	3	—	—	4	(8)	—
Gross profit/(loss)	**1 523**	**1 744**	**521**	**576**	**(8)**	**(48)**	**4 308**
Gross margin %	*41.5%*	*33.6%*	*34.7%*	*100.0%*	*(9.5)%*		*39.1%*
Research and development expenses	(591)	(1 036)	(290)	(113)	(66)	(34)	(2 130)
Selling, general and administrative expenses	(389)	(410)	(253)	(70)	(116)	(168)	(1 407)
Other operating income and expenses	45	44	19	(9)	(31)	50	118
Operating profit/(loss)	**588**	**342**	**(4)**	**385**	**(222)**	**(201)**	**890**
Operating margin %	*16.0%*	*6.6%*	*(0.3)%*	*66.8%*	*(264.3)%*		*8.1%*
Share of results of associates and joint ventures	—	(30)	3	9	0	—	(19)
Financial income and expenses							(77)
Profit before tax							**794**
Depreciation and amortization	*(84)*	*(176)*	*(44)*	*(19)*	*(9)*	*(206)*	*(538)*

(1) Includes IP Networks net sales of EUR 1 400 million, Optical Networks net sales of EUR 1 025 million and Fixed Networks net sales of EUR 1 246 million.

18 July 2024 24

Material reconciling items between the group operating profit and total segment operating profit

EUR million	Q2'24	Q2'23	Q1-Q2'24	Q1-Q2'23
Operating profit for the group	**432**	**469**	**836**	**890**
Divestment of businesses and associated companies	(253)	4	(253)	(22)
Restructuring and associated charges	150	53	253	81
Amortization of acquired intangible assets	78	85	156	171
Impairment and write-off of assets, net of reversals	11	1	25	(1)
Change in provisions related to past acquisitions	—	20	—	20
Costs associated with country exit	—	(13)	—	(48)
Other, net	5	—	5	(1)
Total segment operating profit	**423**	**619**	**1 023**	**1 090**

3. DISCONTINUED OPERATIONS AND DISPOSAL GROUPS HELD FOR SALE

In the second quarter of 2024, Nokia entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l'Etat (APE), subject to informing and consulting with the relevant employee representatives at ASN and Nokia along with other customary closing conditions and regulatory approvals. The put option agreement contemplates the sale of ASN for an enterprise value of EUR 350 million, while the final proceeds will depend on the working capital and net debt balances of ASN at closing. Upon entering into the agreement Nokia classified the assets and liabilities of ASN as held for sale and recorded an impairment loss of EUR 514 million on the measurement of ASN's net assets to fair value less costs to sell (categorized in fair value hierarchy level 3). Beginning from the second quarter of 2024 the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as discontinued operation.

Results of discontinued operations

	Reported			
EUR million	**Q2'24**	**Q2'23**	**Q1-Q2'24**	**Q1-Q2'23**
Net sales	**237**	**272**	**460**	**556**
Expenses	(238)	(268)	(466)	(548)
Operating (loss)/profit	**(1)**	**4**	**(7)**	**9**
Financial income and expenses	3	(1)	(3)	4
Impairment loss recognized on the remeasurement to fair value less costs to sell	(514)	—	(514)	—
(Loss)/profit from discontinued operations before tax	**(512)**	**3**	**(524)**	**12**
Income tax expense	—	(1)	(1)	(4)
(Loss)/profit from discontinued operations(1)	**(512)**	**2**	**(525)**	**8**

(1) Loss/profit from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EUR million	Q2'24	Q2'23	Q1-Q2'24	Q1-Q2'23
Net cash flows (used in)/from operating activities	(16)	(48)	3	(218)
Net cash flows used in investing activities	(13)	(11)	(21)	(19)
Net cash flows used in financing activities	(4)	(4)	(8)	(9)
Net cash flow used in discontinued operations	**(33)**	**(63)**	**(26)**	**(246)**

18 July 2024

25

Assets and liabilities of disposal group classified as held for sale

EUR million	30 June 2024
ASSETS	
Property, plant and equipment	65
Deferred tax assets	81
Inventories	181
Trade receivables	103
Contract assets	242
Other current financial and firm commitment assets[1]	77
Other assets	51
Cash and cash equivalents	28
Assets held for sale[2]	**828**

LIABILITIES	
Lease liabilities	30
Provisions	45
Other financial and firm commitment liabilities[1]	83
Trade payables	80
Contract liabilities	272
Accrued expenses related to customer projects	166
Other liabilities	126
Liabilities associated with assets held for sale	**801**

(1) Other current financial assets include EUR 26 million of derivative assets and other financial liabilities include EUR 68 million of derivative liabilities.
(2) The comparative amount for assets held for sale at 31 December 2023 of EUR 79 million relates to the the carrying amount of Nokia's investment in TD Tech Holding Limited and the assets of Device Management and Service Management Platform businesses which were both disposed of in the second quarter of 2024.

4. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Group net sales by region

EUR million	Q2'24	Q2'23	YoY change	Q1-Q2'24	Q1-Q2'23	YoY change
Americas	**1 559**	**1 523**	**2%**	**2 763**	**3 421**	**(19)%**
Latin America	216	230	(6)%	388	462	(16)%
North America	1 343	1 293	4%	2 374	2 959	(20)%
APAC	**1 068**	**1 913**	**(44)%**	**2 015**	**3 681**	**(45)%**
Greater China	295	344	(14)%	537	680	(21)%
India	329	1 043	(68)%	594	1 896	(69)%
Rest of APAC	445	527	(16)%	884	1 105	(20)%
EMEA	**1 839**	**2 003**	**(8)%**	**4 133**	**3 912**	**6%**
Europe	1 366	1 525	(10)%	3 200	2 998	7%
Middle East & Africa	473	478	(1)%	933	915	2%
Total	**4 466**	**5 438**	**(18)%**	**8 910**	**11 013**	**(19)%**

18 July 2024 26

Segment net sales by region

EUR million	Q2'24	Q2'23	YoY change	Q1-Q2'24	Q1-Q2'23	YoY change
Network Infrastructure	**1 522**	**1 706**	**(11)%**	**2 961**	**3 670**	**(19)%**
Americas	662	653	1%	1 207	1 517	(20)%
APAC	314	405	(22)%	601	890	(32)%
EMEA	546	649	(16)%	1 154	1 263	(9)%
Mobile Networks	**1 970**	**2 623**	**(25)%**	**3 547**	**5 190**	**(32)%**
Americas	698	582	20%	1 114	1 286	(13)%
APAC	602	1 344	(55)%	1 111	2 464	(55)%
EMEA	670	697	(4)%	1 322	1 439	(8)%
Cloud and Network Services	**615**	**742**	**(17)%**	**1 266**	**1 501**	**(16)%**
Americas	197	275	(28)%	440	580	(24)%
APAC	149	158	(6)%	295	316	(7)%
EMEA	268	308	(13)%	531	605	(12)%
Nokia Technologies	**356**	**334**	**7%**	**1 113**	**576**	**93%**
Group Common and Other[(1)]	**3**	**33**	**(91)%**	**23**	**76**	**(69)%**
Total	**4 466**	**5 438**	**(18)%**	**8 910**	**11 013**	**(19)%**

(1) Includes eliminations of inter-segment revenues.

Net sales by customer type

EUR million	Q2'24	Q2'23	YoY change	Q1-Q2'24	Q1-Q2'23	YoY change
Communications service providers (CSP)	3 591	4 561	(21)%	6 816	9 286	(27)%
Enterprise	516	510	1%	959	1 076	(11)%
Licensees	356	334	7%	1 113	576	93%
Other[(1)]	3	32	(91)%	23	75	(69)%
Total	**4 466**	**5 438**	**(18)%**	**8 910**	**11 013**	**(19)%**

(1) Includes net sales of Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from communications service providers and enterprise customers.

18 July 2024 27

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 95% of its defined benefit obligations and 98% of the plan assets at 30 June 2024. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 30 June 2024, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2023): US Pension 5.20% (4.67%), US OPEB 5.20% (4.68%), Germany 3.60% (3.17%) and UK 5.13% (4.51%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 126.1%, or EUR 4 332 million, at 31 March 2024 to 128.1% or EUR 4 548 million, at 30 June 2024. During the quarter the global defined benefit plan asset portfolio was invested approximately 72% in fixed income, 6% in equities and 22% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	30 June 2024			30 June 2023			31 December 2023		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**4 755**	**(796)**	**3 959**	**5 273**	**(978)**	**4 295**	**5 273**	**(978)**	**4 295**
Recognized in income statement	22	(19)	3	32	(23)	9	77	(46)	31
Recognized in other comprehensive income	152	120	272	(195)	49	(146)	(409)	66	(343)
Contributions and benefits paid	82	—	82	103	6	109	136	7	143
Exchange differences and other movements[2]	177	(30)	147	(99)	12	(87)	(322)	155	(167)
Net asset/(liability) recognized at the end of the period	**5 188**	**(725)**	**4 463**	**5 114**	**(934)**	**4 180**	**4 755**	**(796)**	**3 959**

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes Section 420 transfers, medicare subsidies and other transfers, including a reclassification of EUR 17 million defined benefit obligation to liabilities associated with assets held for sale in the second quarter of 2024.

Funded status

EUR million	30 June 2024	31 March 2024	31 December 2023	30 September 2023	30 June 2023
Defined benefit obligation	(16 202)	(16 590)	(16 868)	(16 632)	(17 712)
Fair value of plan assets	20 750	20 922	20 914	20 818	21 993
Funded status	**4 548**	**4 332**	**4 046**	**4 186**	**4 281**
Effect of asset ceiling	(85)	(82)	(87)	(91)	(101)
Net asset recognized at the end of the period	**4 463**	**4 250**	**3 959**	**4 095**	**4 180**

6. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 30 June 2024, Nokia has recognized deferred tax assets of EUR 3.7 billion (EUR 3.9 billion at 31 December 2023). In addition, at 30 June 2024 assets held for sale include EUR 81 million of deferred tax assets related to disposal group held for sale.

In addition, at 30 June 2024, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2023), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

18 July 2024 28

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For items related to discontinued operations, please refer to Note 3. Discontinued operations and disposal groups held for sale. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2023.

	Carrying amounts						Fair value
30 June 2024	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	438	—	—	—	—	438	445
Investments in venture funds	—	2	—	797	—	799	799
Other non-current financial assets	161	—	102	—	43	306	306
Other current financial assets	317	—	—	—	23	340	340
Derivative assets	—	—	89	—	—	89	89
Trade receivables	—	—	—	—	3 572	3 572	3 572
Current interest-bearing financial investments	751	—	1 112	—	—	1 863	1 854
Cash and cash equivalents	5 337	—	1 516	—	—	6 853	6 853
Total financial assets	**7 004**	**2**	**2 819**	**797**	**3 638**	**14 260**	**14 258**
Long-term interest-bearing liabilities	2 747	—	—	—	—	2 747	2 803
Other long-term financial liabilities	27	—	—	43	—	70	70
Short-term interest-bearing liabilities	932	—	—	—	—	932	932
Other short-term financial liabilities	75	—	—	475	—	550	550
Derivative liabilities	—	—	216	—	—	216	216
Discounts without performance obligations	353	—	—	—	—	353	353
Trade payables	2 901	—	—	—	—	2 901	2 901
Total financial liabilities	**7 035**	**—**	**216**	**518**	**—**	**7 769**	**7 825**

	Carrying amounts						Fair value
31 December 2023	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income[1]		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	715	—	—	—	—	715	717
Investments in venture funds	—	5	—	779	—	784	784
Other non-current financial assets	161	—	96	—	59	316	316
Other current financial assets	263	—	—	—	22	285	285
Derivative assets	—	—	134	—	—	134	134
Trade receivables	—	—	—	—	4 921	4 921	4 921
Current interest-bearing financial investments	874	—	691	—	—	1 565	1 565
Cash and cash equivalents	4 791	—	1 443	—	—	6 234	6 234
Total financial assets	**6 804**	**5**	**2 364**	**779**	**5 002**	**14 954**	**14 956**
Long-term interest-bearing liabilities	3 637	—	—	—	—	3 637	3 614
Other long-term financial liabilities	33	—	—	28	—	61	61
Short-term interest-bearing liabilities	554	—	—	—	—	554	555
Other short-term financial liabilities	65	—	—	471	—	536	536
Derivative liabilities	—	—	286	—	—	286	286
Discounts without performance obligations	404	—	—	—	—	404	404
Trade payables	3 423	—	—	—	—	3 423	3 423
Total financial liabilities	**8 116**	**—**	**286**	**499**	**—**	**8 901**	**8 879**

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

18 July 2024 29

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities
1 January 2024	**779**	**(499)**
Net gains in income statement	12	(6)
Additions	29	(13)
Deductions	(18)	—
Transfer out of level 3	(5)	—
30 June 2024	**797**	**(518)**

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 7 million related to level 3 financial instruments held at 30 June 2024 was included in the profit and loss during 2024 (net loss of EUR 42 million related to level 3 financial instruments held at 31 December 2023 during 2023).

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 June 2024	30 June 2023	31 December 2023
Nokia Corporation	2.00% Senior Notes	EUR	378	3/2024	—	368	375
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	500	500	500
Nokia Corporation	NIB R&D Loan[1]	EUR	83	5/2025	83	167	167
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	289	283	289
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	611	595	614
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	437	427	430
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	69	68	67
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	473	460	479
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	193	191	187
Nokia Corporation	4.375% Sustainability-linked Senior Notes[2]	EUR	500	8/2031	497	489	510
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	452	471	463
Nokia Corporation and various subsidiaries	Other liabilities				75	152	110
Total					**3 679**	**4 171**	**4 191**

(1) The remaining loan from the Nordic Investment Bank (NIB) is repayable in one annual installment in 2025.

(2) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO_2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.

Nokia has a committed Revolving Credit Facility with nominal value of EUR 1 412 million maturing in June 2026. For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2023. All borrowings and credit facilities are senior unsecured and have no financial covenants.

18 July 2024 30

9. PROVISIONS

EUR million	Restructuring	Warranty	Litigation and Environmental	Project losses	Other[1]	Total
At 1 January 2024	**255**	**200**	**251**	**110**	**446**	**1 262**
Charged to income statement						
Additions	*222*	*133*	*34*	*4*	*103*	*496*
Reversals	*—*	*(13)*	*(12)*	*—*	*(64)*	*(89)*
Total charged to income statement	222	120	22	4	39	407
Utilized during period[2]	(249)	(64)	(51)	(4)	(51)	(419)
Translation differences and other[3]	—	(38)	4	1	(8)	(41)
At 30 June 2024	**228**	**218**	**226**	**111**	**426**	**1 209**
Non-current	**108**	**19**	**152**	**91**	**163**	**534**
Current	**120**	**199**	**74**	**19**	**263**	**676**

(1) Other provisions include provisions for various obligations such as material liability, indirect tax provisions, divestment-related provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

(2) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 75 million remained in accrued expenses at 30 June 2024.

(3) Includes reclassifications of EUR 37 million of warranty provision and EUR 8 million of other provisions to liabilities associated with assets held for sale.

10. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 June 2024	30 June 2023	31 December 2023
Contingent liabilities on behalf of group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 519	1 317	1 477
Non-commercial guarantees	502	574	615
Corporate guarantees			
Commercial guarantees	305	497	325
Non-commercial guarantees	33	32	35
Financing commitments			
Customer finance commitments	4	17	5
Venture fund commitments	365	399	381

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2023:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND (fair, reasonable and non-discriminatory terms) and antitrust claims against Nokia and others. The antitrust claims were dismissed and the decision became final in 2022. Continental also brought breach of contract and FRAND-related claims against Nokia in 2021. Continental has now withdrawn that action.

Amazon

In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries. The patents in suit cover video-related technologies implemented in Amazon's services and devices.

HP

In 2023, Nokia commenced patent infringement proceedings against HP in several countries. The patents in suit cover video coding technologies implemented in HP's products.

Verifone

In 2024, Nokia commenced patent infringement proceedings against Verifone in several countries, in relation to patents covering cellular technologies implemented in Verifone's devices.

18 July 2024 31

Performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

This section provides summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

In the second quarter of 2024 Nokia introduced a new measure of financial performance – adjusted free cash flow by business group – as an additional measure of cash generation, working capital efficiency and capital discipline of the business groups in order for management and investors to better evaluate the cash generation capacity of each of the business groups individually.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures).	Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Adjusted free cash flow by business group	Adjusted free cash flow by business group constitutes cash flows from operations less purchases of intangible assets and property, plant and equipment. Nokia prepared segmented balances by business group through specific identification of asset and liability balances attributable to a given business group based on the underlying data from its financial systems. For certain balances where specific identification was not possible Nokia applied a reasonable allocation methodology to segment balances.	Adjusted free cash flow by business group is an additional measure of cash generation, working capital efficiency and capital discipline of the business groups in order for management and investors to better evaluate the cash generation capacity of each of our business groups individually.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

18 July 2024 32

Comparable to reported reconciliation

Q2'24

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Comparable	**(2 468)**	**(1 064)**	**(610)**	**99**	**423**	**3**	**20**	**(117)**	**328**
Divestment of businesses and associated companies	—	—	—	253	**253**	—	17	(24)	**246**
Restructuring and associated charges	(67)	(56)	(25)	(2)	**(150)**	—	—	30	**(120)**
Amortization of acquired intangible assets	—	(5)	(73)	—	**(78)**	—	—	17	**(62)**
Impairment and write-off of assets, net of reversals	(4)	(9)	2	—	**(11)**	—	—	2	**(9)**
Fair value changes of legacy IPR fund	—	—	—	(5)	**(5)**	—	—	1	**(4)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(9)	—	**(9)**
Items affecting comparability	(62)	(70)	(105)	246	**9**	—	7	25	**42**
Reported	**(2 530)**	**(1 134)**	**(715)**	**345**	**432**	**3**	**27**	**(92)**	**370**

Q2'23

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(3 254)**	**(1 015)**	**(607)**	**56**	**619**	**(13)**	**(51)**	**(146)**	**409**
Amortization of acquired intangible assets	—	(12)	(73)	—	**(85)**	—	—	21	**(64)**
Restructuring and associated charges	(36)	(6)	(11)	—	**(53)**	—	—	10	**(43)**
Change in provisions related to past acquisitions	—	—	—	(20)	**(20)**	—	—	4	**(16)**
Costs associated with country exit	—	—	—	13	**13**	—	—	(3)	**11**
Divestment of businesses	—	—	—	(4)	**(4)**	—	(11)	(1)	**(16)**
Impairment and write-off of assets, net of reversals	(1)	(1)	—	—	**(1)**	—	—	—	**(1)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	8	—	**8**
Items affecting comparability	(36)	(18)	(82)	(11)	**(150)**	—	(2)	31	**(123)**
Reported	**(3 290)**	**(1 034)**	**(690)**	**45**	**469**	**(13)**	**(54)**	**(115)**	**287**

Q1-Q2'24

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(4 666)**	**(2 140)**	**(1 194)**	**113**	**1 023**	**3**	**67**	**(253)**	**840**
Restructuring and associated charges	(110)	(92)	(49)	(3)	**(253)**	—	—	50	**(203)**
Amortization of acquired intangible assets	—	(10)	(146)	—	**(156)**	—	—	35	**(121)**
Divestment of businesses and associated companies	—	—	—	253	**253**	—	17	(24)	**246**
Impairment and write-off of assets, net of reversals	(8)	(17)	—	—	**(25)**	—	—	5	**(20)**
Fair value changes of legacy IPR fund	—	—	—	(5)	**(5)**	—	—	1	**(4)**
Changes in the recognition of deferred tax assets	—	—	—	—	**—**	—	—	83	**83**
Items Affecting comparability	(98)	(119)	(214)	245	**(187)**	—	17	150	**(19)**
Reported	**(4 764)**	**(2 259)**	**(1 408)**	**358**	**836**	**3**	**84**	**(103)**	**821**

18 July 2024

33

Q1-Q2'23

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(6 657)**	**(2 096)**	**(1 239)**	**68**	**1 090**	**(19)**	**(64)**	**(266)**	**741**
Amortization of acquired intangible assets	—	(24)	(146)	—	**(171)**	—	—	40	**(131)**
Restructuring and associated charges	(48)	(10)	(22)	(1)	**(81)**	—	—	14	**(67)**
Costs associated with country exit	—	—	—	48	**48**	—	—	(10)	**39**
Divestment of businesses	—	—	—	22	**22**	—	(11)	(6)	**5**
Change in provisions related to past acquisitions	—	—	—	(20)	**(20)**	—	—	4	**(16)**
Impairment and write-off of assets, net of reversals	—	—	—	—	**1**	—	—	—	**1**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(2)	—	**(2)**
Items affecting comparability	(48)	(34)	(168)	50	**(201)**	—	(13)	42	**(171)**
Reported	**(6 704)**	**(2 130)**	**(1 407)**	**118**	**890**	**(19)**	**(77)**	**(224)**	**570**

Net cash and interest-bearing financial investments

EUR million	30 June 2024	31 March 2024	31 December 2023	30 September 2023	30 June 2023
Non-current interest-bearing financial investments	438	509	715	794	865
Current interest-bearing financial investments	1 863	1 837	1 565	1 698	1 860
Cash and cash equivalents	6 853	6 561	6 234	4 605	5 106
Total cash and interest-bearing financial investments	9 154	8 907	8 514	7 097	7 831
Long-term interest-bearing liabilities[1]	2 747	3 124	3 637	3 562	3 584
Short-term interest-bearing liabilities[1]	932	646	554	575	587
Total interest-bearing liabilities	3 679	3 770	4 191	4 137	4 171
Net cash and interest-bearing financial investments	**5 475**	**5 137**	**4 323**	**2 960**	**3 660**

(1) Lease liabilities are not included in interest-bearing liabilities

Free cash flow

EUR million	Q2'24	Q2'23	Q1-Q2'24	Q1-Q2'23
Net cash flows from operating activities	489	(333)	1 556	(250)
Purchase of property, plant and equipment and intangible assets	(95)	(127)	(207)	(359)
Free cash flow	**394**	**(460)**	**1 349**	**(609)**

Adjusted free cash flow by business group

Amounts presented in the below tables are rounded to the nearest EUR 10 million. Comparative figures will be provided at the latest in connection with Nokia's fourth quarter financial report.

EUR million	Q2'24
Network Infrastructure[1]	(210)
Mobile Networks	690
Cloud and Network Services	10
Nokia Technologies	130
Group Common and Other[2]	(120)
Adjusted free cash flow by business group	**500**

(1) Consists of EUR 180 million net cash outflow related to continuing operations and EUR 30 million net cash outflow related to discontinued operations.
(2) Consists mainly of cash flows from operations related to corporate-level and centrally managed activities and to Radio Frequency Systems.

Reconciliation of the adjusted free cash flow by business group to group free cash flow

EUR million	Q2'24
Cash flows from operations	600
Purchase of property, plant and equipment and intangible assets	(100)
Adjusted free cash flow by business group	**500**
Interest received	60
Interest paid	(60)
Income taxes paid, net	(110)
Free cash flow	**390**

18 July 2024 34

Comparable return on invested capital (ROIC)

Q2'24

EUR million	Rolling four quarters	Q2'24	Q1'24	Q4'23	Q3'23
Comparable operating profit	2 271	423	600	830	418
Comparable profit before tax	2 272	445	648	802	377
Comparable income tax expense	(583)	(117)	(136)	(247)	(83)
Comparable operating profit after tax	**1 686**	**312**	**474**	**574**	**326**

EUR million	Average	30 June 2024	31 March 2024	31 December 2023	30 September 2023	30 June 2023
Total equity	21 101	21 018	21 234	20 628	21 351	21 276
Total interest-bearing liabilities	3 990	3 679	3 770	4 191	4 137	4 171
Total cash and interest-bearing financial investments	8 301	9 154	8 907	8 514	7 097	7 831
Invested capital	**16 790**	**15 543**	**16 097**	**16 305**	**18 391**	**17 616**

Comparable ROIC	**10.0%**

Q1'24

EUR million	Rolling four quarters	Q1'24	Q4'23	Q3'23	Q2'23
Comparable operating profit	2 467	600	830	418	619
Comparable profit before tax	2 382	648	802	377	555
Comparable income tax expense	(612)	(136)	(247)	(83)	(146)
Comparable operating profit after tax	**1 830**	**474**	**574**	**326**	**456**

EUR million	Average	31 March 2024	31 December 2023	30 September 2023	30 June 2023	31 March 2023
Total equity	21 173	21 234	20 628	21 351	21 276	21 375
Total interest-bearing liabilities	4 116	3 770	4 191	4 137	4 171	4 310
Total cash and interest-bearing financial investments	8 193	8 907	8 514	7 097	7 831	8 614
Invested capital	**17 096**	**16 097**	**16 305**	**18 391**	**17 616**	**17 071**

Comparable ROIC	**10.7%**

Q2'23

EUR million	Rolling four quarters	Q2'23	Q1'23	Q4'22	Q3'22
Comparable operating profit	2 876	619	471	1 137	649
Comparable profit before tax	2 854	555	452	1 179	667
Comparable income tax expense	(638)	(146)	(120)	(261)	(112)
Comparable operating profit after tax	**2 227**	**456**	**346**	**885**	**540**

EUR million	Average	30 June 2023	31 March 2023	31 December 2022	30 September 2022	30 June 2022
Total equity	20 580	21 276	21 375	21 426	19 797	19 026
Total interest-bearing liabilities	4 438	4 171	4 310	4 477	4 596	4 637
Total cash and interest-bearing financial investments	8 825	7 831	8 614	9 244	9 251	9 183
Invested capital	**16 193**	**17 616**	**17 071**	**16 659**	**15 142**	**14 480**

Comparable ROIC	**13.8%**

18 July 2024 35

This financial report was approved by the Board of Directors on 18 July 2024. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its third quarter and January-September 2024 results on 17 October 2024. 18 July 2024 36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2024	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal